   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1998.



                                                     REGISTRATION NO.: 333-42581

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     THE READER'S DIGEST ASSOCIATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                      READER'S DIGEST ROAD                     13-1726769
    (STATE OR OTHER JURISDICTION        PLEASANTVILLE, NY 10570-7000              (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)             (914) 238-1000                   IDENTIFICATION NO.)
                                     (ADDRESS, INCLUDING ZIP CODE, AND
                                      TELEPHONE NUMBER, INCLUDING AREA
                                                  CODE, OF
                                      REGISTRANT'S PRINCIPAL EXECUTIVE
                                                  OFFICES)

                            ------------------------

                              MR. GEORGE V. GRUNE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                     THE READER'S DIGEST ASSOCIATION, INC.
                              READER'S DIGEST ROAD
                            PLEASANTVILLE, NY 10570
                                 (914) 238-1000
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

             ARTHUR FLEISCHER, JR., ESQ.                          DONALD B. BRANT, JR., ESQ.
       FRIED, FRANK, HARRIS SHRIVER & JACOBSON                  MILBANK, TWEED, HADLEY & MCCLOY
                 ONE NEW YORK PLAZA                                 1 CHASE MANHATTAN PLAZA
              NEW YORK, NEW YORK 10004                             NEW YORK, NEW YORK 10005
                   (212) 859-8000                                       (212) 530-5618

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


===========================================================================================================================
                                                     AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
            TITLE OF EACH CLASS OF                   TO BE         OFFERING PRICE PER  AGGREGATE OFFERING   REGISTRATION
         SECURITIES TO BE REGISTERED             REGISTERED(1)          SHARE(2)            PRICE(2)           FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Class A Nonvoting Common Stock, par value
  $0.01 per share.............................      11,854,496          $23.032         $273,032,752.00      $80,545.00
---------------------------------------------------------------------------------------------------------------------------


(1) Includes 1,546,239 shares of Class A Nonvoting Common Stock that may be purchased pursuant to the over-allotment option granted to the Underwriters.


(2) Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant's Class A Nonvoting Common Stock as reported on the New York Stock Exchange on January 26, 1998 in accordance with Rule 457(c) under the Securities Act of 1933.



(3) The shares of Class A Nonvoting Common Stock being registered pursuant to this Registration Statement represent the maximum number of shares that may be delivered upon the exchange of the Reader's Digest Automatic Common Exchange Securities registered on a separate registration statement on Form N-2 (Registration Statement Nos. 333-28245 and 811-08237). The number of shares of Class A Nonvoting Common Stock that may be delivered pursuant to the terms of the Reader's Digest Automatic Common Exchange Securities is subject to adjustment in accordance with Rule 416.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1998


                               10,308,257 SHARES

                     THE READER'S DIGEST ASSOCIATION, INC.
                         CLASS A NONVOTING COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                            ------------------------


     This Prospectus relates to an aggregate of 10,308,257 shares of Class A Nonvoting Common Stock (the "Nonvoting Common Stock") of The Reader's Digest Association, Inc., a Delaware corporation (the "Company") beneficially owned by the Selling Stockholders identified under the heading "Selling Stockholders" that may be delivered by the Reader's Digest Automatic Common Exchange Security Trust (the "Trust") to holders of the Trust Automatic Common Exchange Securities of the Trust (the "Automatic Common Exchange Securities") upon exchange of such
securities on        , 2001 (11,854,496 shares assuming that the Underwriters
exercise in full the number of Automatic Common Exchange Securities subject to the over-allotment option). The Company will receive no portion of the proceeds from the sale of the Nonvoting Common Stock offered hereby or from the sale of the Automatic Common Exchange Securities. The Automatic Common Exchange Securities are being sold by the Trust in an offering described in the attached prospectus of the Trust (the "Trust Prospectus"). See "Trust Prospectus."



     The Nonvoting Common Stock is currently traded on the New York Stock Exchange under the symbol "RDA." On January 27, 1998, the last reported price for the Nonvoting Common Stock as reported on the New York Stock Exchange Composite Tape was $23.1875 per share. See "Price Range of Nonvoting Common Stock and Dividend Information."


                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------
GOLDMAN, SACHS & CO.                                     LAZARD FRERES & CO. LLC
                            ------------------------

              The date of this Prospectus is               , 1998

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OFFERED HEREBY INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at (http://www.sec.gov). Such materials may also be inspected and copied at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby (the "Securities"). This Prospectus, which forms a part of the Registration Statement on Form S-3, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the applicable Registration Statement. The Registration Statement (and the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at its offices and at the Commission's regional offices at the locations listed above.

                            ------------------------

     THE STATEMENTS CONTAINED IN THIS PROSPECTUS, IF NOT HISTORICAL, ARE FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS. SEE "PROSPECTUS SUMMARY -- RECENT DEVELOPMENTS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and is subject to, the detailed information and financial statements appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless otherwise indicated, all references in this Prospectus to the "Company" or to "Reader's Digest" are to The Reader's Digest Association, Inc. and its consolidated subsidiaries. The Class A Nonvoting Common Stock of the Company (the "Nonvoting Common Stock") and the Class B Voting Common Stock of the Company (the "Voting Common Stock") are collectively referred to in this Prospectus as the "Common Stock." The term "fiscal" when used in this Prospectus preceding a specific year shall mean the twelve-month period ending June 30 in that year.

                                  THE COMPANY


     The Company is a preeminent global leader in publishing and direct marketing, creating and delivering products, including magazines, books, recorded music collections, home videos and other products, that inform, enrich, entertain and inspire. The Company has published its flagship publication, Reader's Digest magazine, the most widely read magazine in the world, since 1922. Its products are sold principally through direct mail marketing. The Company's direct mail campaigns are usually accompanied by sweepstakes and premium merchandise offers which are researched and designed for specific target audiences. In addition to its core expertise in disciplined direct marketing, the Company believes that its large and high quality worldwide customer lists represent a significant competitive advantage. The Company constantly strives to expand and improve its customer lists and related databases. The Company believes that its United States list of over 50 million households - over half the total number of households in the country - is one of the largest direct response lists in the country. In addition, the Company markets to a significant number of prospective customers on rented lists.


     The Company operates in over 50 countries. The first international edition of Reader's Digest magazine was published in the United Kingdom in 1938. The Company is a major publisher of magazines and books in Canada, Mexico, Western Europe and Australia and has established operations in many countries in Asia, Central and Eastern Europe, Latin America and Africa. Its international customer lists comprise approximately 50 million households. The Company believes that its long presence in many of its international markets and its use of local editorial and marketing expertise have helped to make the Company's name and products an accepted and recognized component of local culture throughout the world. In fiscal 1997, international operations generated approximately 57% of the Company's total revenues and approximately 45% of its operating profit (before corporate expenses and other operating items).

     The Company reports its results of operations in four business segments:
(1) Reader's Digest Magazine, (2) Books and Home Entertainment Products, (3) Special Interest Magazines and (4) Other Businesses.

     READER'S DIGEST MAGAZINE. Reader's Digest magazine is published in 48 editions and 19 languages. In fiscal 1997, Reader's Digest magazine had a worldwide monthly circulation that averaged almost 28 million with an estimated monthly readership of 100 million people. The Company believes that Reader's Digest magazine is a powerful "front door" that provides a customer base to which the Company can market more broadly and effectively its many other offerings, including books and home entertainment products. Reader's Digest magazine's broad demographic reach also makes it an effective advertising medium. For example, based upon an independent study conducted in the fall of 1997 by Mediamark Research Inc., the United States-English language edition of Reader's Digest reaches: (i) more adults with household income of over $100,000 than Fortune, Business Week and The Wall Street Journal combined, (ii) approximately twice as many 18-34 year old readers as Rolling Stone, (iii) more adults age 25-54 than any other magazine and (iv) more adults with a college education than any other magazine. In fiscal 1997,

Reader's Digest magazine accounted for approximately 26% of the Company's revenues and approximately 18% of its operating profit (before corporate expenses and other operating items).

     BOOKS AND HOME ENTERTAINMENT PRODUCTS. The Company publishes and markets Reader's Digest Condensed Books (called "Select Editions" in certain markets), Today's Best Nonfiction(R), series books, general books, recorded music collections and series, home video products and series, and children's books and videos. In fiscal 1997 it sold nearly 60 million books worldwide (including approximately 18 million children's books) and nearly 10 million sets of recorded music. Among the general books recently published by the Company is the internationally popular Foods That Harm, Foods That Heal, published in 10 languages in 25 countries with over two million copies sold. In fiscal 1997, the Company's books and home entertainment products accounted for approximately 65% of the Company's revenues and approximately 74% of its operating profit (before corporate expenses and other operating items).

     SPECIAL INTEREST MAGAZINES. The Company publishes several special interest magazines that it deems consistent with its image, editorial philosophy and market expertise. Publications include popular magazines such as The Family Handyman(R), New Choices: Living Even Better After 50(R), American Health for Women(R), Walking(R) and Moneywise. The Company's special interest magazines have a combined readership of almost 12 million. The continuing development of the special interest magazine business represents an opportunity for the Company to further expand its customer lists and product portfolio.

     OTHER BUSINESSES. The Company's wholly owned subsidiaries, QSP, Inc. and Quality Service Plan, Inc. (collectively, "QSP"), assist schools and youth groups in the United States and Canada in their fundraising efforts by selling magazine subscriptions, including subscriptions to Reader's Digest magazine, and other products. In fiscal 1997, QSP helped over 25,000 schools and youth groups raise over $135 million and provided the Company with an opportunity to attract new, younger customers.


                              RECENT DEVELOPMENTS


     The Company's operating results have declined over recent years. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The decline in operating results has been principally attributable, on a geographic basis, to weaker performances in the Company's international markets, particularly in its major European and Pacific geographic markets, and, on a business segment basis, to weaker performance in the Books and Home Entertainment Products segment. The primary causes of this operating decline have been (i) lower customer response rates to the Company's promotional mailings and (ii) fewer active and promotable customers. The Company believes that several factors have contributed to these circumstances, including modification and reduced implementation of the Company's historical promotion testing and product testing techniques, use of less-effective promotional materials, de-emphasis on sweepstakes promotions, variation in quantity and frequency of promotional mailings, uncompetitive product pricing, weakness in European economies, and increased competitive pressures. The Company's declining results were also due to higher paper and postage costs in fiscal 1995 and 1996, increased investment and expansion into new countries and increased promotional spending to retain subscribers for Reader's Digest magazine who purchase other Company products.

     Since the commencement of fiscal 1996, the Company has recorded pre-tax charges of $350 million composed primarily of severance costs associated with headcount reductions, repositioning and discontinuation of certain businesses and various claims against the Company.

     In addition, the Company's liquidity has declined steadily in recent years. At the beginning of fiscal 1995, the Company's cash and cash equivalents, short-term investments and marketable securities position was $766.9 million, compared with $77.6 million at the end of the first quarter of fiscal 1998. This reduction in liquidity was primarily due to the Company's expenditures during this period of $409.4 million for repurchases of its Nonvoting Common Stock and of $583.1 million for dividends on its stock, which was partially offset by net cash from operations during this period of $373.3 million. In response to this liquidity trend, the Company (i) reduced its quarterly Common Stock dividend by 50% (from $0.45 to $0.225 per share), effective beginning the first quarter of fiscal 1998 (reducing its annual cash dividend payment by approximately $100 million), and
(ii) has not purchased any shares of Common Stock under its share repurchase program since February 1997 (the Company has no present intention to make any additional share repurchases). As of September 30, 1997, the Company had U.S. lines of credit of up to $525 million in place with various financial institutions, of which $492.3 million was available for borrowing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In response to the decline in its financial performance, on August 11, 1997, the Company asked George V. Grune to return as Chairman and Chief Executive Officer. Mr. Grune served as Chief Executive Officer of the Company from 1984 to 1994 and retired as its Chairman in 1995. Since reassuming his position, Mr. Grune has rebuilt a management team with strong experience in direct mail marketing at Reader's Digest. See "Management." The Board of Directors has designated a search committee, composed of three members of the Board of Directors, to find a new Chief Executive Officer. The Board currently intends to complete its search by the end of fiscal 1998.

     Mr. Grune and the new management team have commenced implementation of the following strategies to improve the Company's long-term financial performance:

     - INVEST IN AND EXPAND CORE BUSINESS. The Company's primary objective is to stabilize and strengthen its core franchise by focusing on the key elements of its direct marketing business: promotion, products and list.


        - PROMOTION: REFOCUS ON DISCIPLINED DIRECT MARKETING. The Company is returning to its tradition of implementing extensive direct market testing in order to restore the effectiveness of its promotions. The Company believes that this disciplined approach will enhance its ability to efficiently generate customers.


        - PRODUCTS: REFOCUS ON CORE OFFERINGS. The Company is refocusing on disciplined testing methods to expand and develop its core product lines to appeal broadly to existing and new customers, including those representing younger demographic segments.

        - LIST: ENHANCE UTILIZATION OF WORLDWIDE CUSTOMER DATABASES. The Company will continue to develop and improve utilization of its integrated promotion and fulfillment databases, which enables the Company to select customers to receive promotional offers based on such customers' affinities for, and demonstrated purchasing behavior with, Reader's Digest products and services. The information contained in the Company's customer lists provides opportunities to create targeted demographic editions of the Company's magazines. These editions enhance the magazines' appeal to advertisers, thereby increasing advertising revenues.


     - REVITALIZE GROWTH. The Company intends to seek to restore revenue and operating profit growth by investing in new products, new markets and new direct marketing channels. The Company also intends to generate growth by further capitalizing on synergy opportunities through cross-promotion of its products among customer segments. For example, the Company intends to use Reader's Digest magazine as a "front door" to expand into new geographic markets in Central and Eastern Europe, South America and Asia, and more effectively market its many other offerings to an expanded customer list. The Company continues to explore opportunities to introduce products to new demographic segments, particularly to young families, and to develop new direct marketing channels such as direct response television, telemarketing, the Internet and strategic alliances to further expand its customer base.

     - ENHANCED GLOBAL EFFICIENCY. The Company believes it can improve the efficiency of its worldwide operations through increased coordination and sharing of "best practices" among its U.S. and foreign operations in product and promotion development, information systems and production. Consistent with industry practice, the Company periodically evaluates the financial implications of the circulation rate base of Reader's Digest magazine. In order to increase the efficiency of its promotional spending, the Company is presently reviewing possible rate base reductions in selected major markets.



     Due to the long lead time nature of the Company's business, the effects of this strategy are expected to impact results starting in fiscal 1999. However, there is no assurance that the Company's business strategy will be successful or that any of the actions which the Company takes will stabilize or improve its financial performance. There are risks and uncertainties that could cause actual results to differ materially from management's strategic growth plan or those expressed or implied in any other forward-looking statements in this Prospectus. These risks and uncertainties include: the effect of increased market testing of its promotions and products; the effect of modified and varied promotions; the ability to identify customer trends; the ability to continue to create a broadly appealing mix of new products; the ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of the U.S. customer base; the effect of selective adjustments in pricing; the ability to expand and more effectively utilize the Company's customer database; the ability to expand into new international markets and to introduce new product lines into new and existing markets; the ability to expand into new channels of distribution; the ability to negotiate and implement productive strategic alliances and joint ventures; the ability to contain and reduce costs, especially through global efficiencies; the cost and effectiveness of the realignment of business processes and operations; the accuracy of management's assessment of the current status of the Company's business; the evolution of the Company's organizational and structural capabilities, including the effect of the transition to a future chief executive officer; the effect of privacy and other governmental regulation; the ability of the Company to respond to competitive pressures within and outside of the direct mail industry; the effect of worldwide paper and postage costs; the effect of postal disruptions on deliveries; the effect of foreign currency fluctuations; the effect of the year 2000 issue; as well as general economic conditions.


     The Company is a Delaware corporation that was originally incorporated in New York in 1926 and was reincorporated in Delaware in 1951. Its principal executive offices are located at Reader's Digest Road, Pleasantville, New York 10570 and its telephone number is (914) 238-1000.


                             SECOND QUARTER RESULTS



     On January 28, 1998 the Company announced results of operations for the second quarter of fiscal 1998.



     Worldwide revenues for the second quarter of 1998 decreased to $812.5 million, or by 7% compared with $874.6 million in the second quarter of 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 3%. Revenues declined primarily in the Company's European and, to a lesser extent, United States operations. The decrease in revenues was due almost equally to sales of a lower-price product mix and lower unit sales in most product lines within Books and Home Entertainment Products as a result of a combination of lower mail quantities and lower customer response to promotional mailings in major markets.



     The Company reported worldwide operating profit of $86.4 million in the second quarter of 1998, compared with $132.6 million in the second quarter of 1997. These operating results reflect lower revenues in major markets, significant declines in revenues and operating profit in Germany, higher proportionate promotional spending, and increased investment in product development, testing, and list development initiatives. The Company reported net income of $54.3 million, or $0.51 per share, in the second quarter of 1998, compared with $84.1 million, or $0.78 per share, in the second quarter of 1997.

                         SUMMARY FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following tables present summary financial data of the Company. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company's financial statements and accompanying notes contained in the Company's Annual Report on Form 10-K for fiscal 1997 and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


                                                                                    THREE MONTHS
                                                                                       ENDED
                                        FISCAL YEAR ENDED JUNE 30,                 SEPTEMBER 30,
                           ----------------------------------------------------   ----------------
                           1993(1)    1994(2)      1995     1996(3)    1997(4)     1996    1997(5)
                           --------   --------   --------   --------   --------   ------   -------
INCOME STATEMENT DATA:
Revenues.................  $2,868.6   $2,806.4   $3,068.5   $3,098.1   $2,839.0   $644.0   $ 561.4
Operating profit
  (loss).................     352.7      393.7      391.9      109.3      192.8     46.6     (83.5)
Income (loss) before
  provision (benefit) for
  income taxes...........     420.0      463.2      422.5      137.7      210.2     54.6     (77.3)
Net income (loss)........     207.3      246.3      264.0       80.6      133.5     34.6     (56.4)
Earnings (loss) per
  common share...........  $   1.74   $   2.11   $   2.35   $   0.73   $   1.24   $ 0.32   $ (0.53)
Average common shares
  outstanding............     118.7      115.7      112.0      107.9      106.7    107.4     106.3



                                                 JUNE 30,                          SEPTEMBER 30,
                           ----------------------------------------------------   ----------------
                             1993       1994       1995       1996       1997           1997
                           --------   --------   --------   --------   --------   ----------------
BALANCE SHEET DATA:
Cash and cash
  equivalents, short-term
  investments and
  marketable
  securities.............  $  723.4   $  766.9   $  532.1   $  374.2   $  102.4           $   77.6
Total assets.............   1,872.4    2,049.4    1,958.7    1,904.1    1,643.8            1,688.5
Long-term notes payable..       8.1        8.7        1.7        1.7        1.7                1.7
Stockholders' equity.....     806.3      791.0      640.8      478.9      346.0              258.9


---------------


(1) Results for fiscal 1993 include the cumulative effect of changes in accounting principles ($51.0, or $0.42 per share).



(2) Results for fiscal 1994 include the effects of promotion accounting changes, net (pre-tax benefit of $113.9, or $0.60 per share), other operating items (aggregate pre-tax charge of $76.0, or $0.51 per share) and the cumulative effect of changes in accounting principles ($25.8, or $0.23 per share).



(3) Results for fiscal 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the Company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).



(4) Results for fiscal 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0, or $0.21 per share).



(5) Results for fiscal 1998 include the effect of first quarter charges

    (aggregate pre-tax charges of $70.0 or $0.49 per share).

                REVENUES AND OPERATING PROFIT BY GEOGRAPHIC AREA


                                                         FISCAL YEAR ENDED JUNE 30,
                                            ----------------------------------------------------
                                              1993     1994(1)      1995     1996(2)    1997(3)
                                            --------   --------   --------   --------   --------
Revenues:
  United States...........................  $1,157.3   $1,117.8   $1,196.9   $1,278.9   $1,236.4
  Europe..................................   1,322.5    1,301.0    1,455.8    1,379.7    1,172.2
  Pacific and Other Markets...............     398.9      396.8      424.9      445.6      439.8
  Interarea...............................     (10.1)      (9.2)      (9.1)      (6.1)      (9.4)
                                            --------   --------   --------   --------   --------
                                            $2,868.6   $2,806.4   $3,068.5   $3,098.1   $2,839.0
                                            ========   ========   ========   ========   ========
Operating profit:
  United States...........................  $  115.5   $   87.1   $  151.7   $   16.6   $  133.8
  Europe..................................     231.7      205.3      225.5      110.0       94.1
  Pacific and Other Markets...............      68.6       46.4       70.7       45.6       13.3
  Effect of promotion accounting changes,
     net..................................        --      113.9         --         --         --
  Corporate Expense.......................     (63.1)     (59.0)     (56.0)     (62.9)     (48.4)
                                            --------   --------   --------   --------   --------
                                            $  352.7   $  393.7   $  391.9   $  109.3   $  192.8
                                            ========   ========   ========   ========   ========


               REVENUES AND OPERATING PROFIT BY BUSINESS SEGMENT


                                                         FISCAL YEAR ENDED JUNE 30,
                                            ----------------------------------------------------
                                              1993     1994(1)      1995     1996(2)    1997(3)
                                            --------   --------   --------   --------   --------
Revenues
Reader's Digest Magazine..................  $  720.0   $  689.1   $  732.9   $  739.8   $  729.2
  Books and Home Entertainment Products...   1,958.1    1,900.3    2,099.8    2,099.4    1,850.5
  Special Interest Magazines..............      84.1       90.6       95.6       91.9       81.9
  Other Businesses........................     110.4      129.6      143.9      170.6      181.0
  Intersegment(4).........................      (4.0)      (3.2)      (3.7)      (3.6)      (3.6)
                                            --------   --------   --------   --------   --------
                                            $2,868.6   $2,806.4   $3,068.5   $3,098.1   $2,839.0
                                            ========   ========   ========   ========   ========
Operating profit
Reader's Digest Magazine..................  $   97.3   $   60.8   $   78.3   $   11.2   $   42.7
  Books and Home Entertainment Products...     307.2      266.8      339.3      192.0      175.6
  Special Interest Magazines..............      (9.2)      (6.7)      (0.8)     (21.1)       0.4
  Other Businesses........................      20.5       17.9       31.1       (9.9)      22.5
  Effect of promotion accounting changes,
     net..................................        --      113.9         --         --         --
  Corporate Expense.......................     (63.1)     (59.0)     (56.0)     (62.9)     (48.4)
                                            --------   --------   --------   --------   --------
                                            $  352.7   $  393.7   $  391.9   $  109.3   $  192.8
                                            ========   ========   ========   ========   ========


---------------

(1) Operating profit for fiscal 1994 has been restated to reflect the allocation of other operating items of $76.0 to the business segment and geographic financial information as follows: Reader's Digest Magazine $17.8, Books and Home Entertainment Products $44.0, Special Interest Magazines $3.5, Other Businesses $8.7, Corporate Expense $2.0 and United States $48.0 and Europe $26.0.



(2) Operating profit for fiscal 1996 reflects the allocation of other operating items of $235.0 to the business segment and geographic financial information as follows: Reader's Digest Magazine $37.6, Books and Home Entertainment Products $130.1, Special Interest Magazines $21.4, Other Businesses $42.1, Corporate Expense $3.8, and United States $151.0, Europe $63.5, and Pacific and Other Markets $16.7.



(3) Operating profit for fiscal 1997 reflects the allocation of other operating items of $35.0 to the business segment and geographic financial information as follows: Reader's Digest Magazine $5.6, Books and Home Entertainment Products $25.5, Other Businesses $0.5, Corporate Expense $3.4, and United States $15.3, Europe $7.4, and Pacific and Other Markets $8.9.



(4) Intersegment sales are included in the Company's Other Businesses segment.

         PRICE RANGE OF NONVOTING COMMON STOCK AND DIVIDEND INFORMATION


     Since February 1990, the shares of Nonvoting Common Stock have been traded on the NYSE. The table below shows, for the periods indicated, the high and low sales prices for the shares of Nonvoting Common Stock on the NYSE as reported on the New York Stock Exchange Composite Tape.


                                                                                      DIVIDEND
                                                                   HIGH      LOW      PER SHARE
                                                                   ----      ---      ---------
Fiscal Year ended June 30, 1996
  First Quarter..................................................  $47  7/8  $43 7/8   $  0.40
  Second Quarter.................................................   52        46 3/4      0.45
  Third Quarter..................................................   51  3/8   45 1/4      0.45
  Fourth Quarter.................................................   47  3/4   40 1/2      0.45
Fiscal Year ended June 30, 1997
  First Quarter..................................................  $43  3/4  $38 1/4   $  0.45
  Second Quarter.................................................   41  1/4   34          0.45
  Third Quarter..................................................   41        28 3/4      0.45
  Fourth Quarter.................................................   30        22 1/8      0.45
Fiscal Year ending June 30, 1998
  First Quarter..................................................  $30 9/16  $24 1/2   $ 0.225
  Second Quarter.................................................   31  1/2   20 7/8   $ 0.225
  Third Quarter (through
  January 27, 1998)..............................................   24 1/4    223/8         --



     On January 27, 1998, the last sale price of the Nonvoting Common Stock as reported on the New York Stock Exchange Composite Tape was $23.1875.


     Trading prices of the Nonvoting Common Stock will be influenced by the Company's results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. There can be no assurance that prices of the Nonvoting Common Stock will, in the future, be within the ranges set forth above.

     The Company reduced its Common Stock quarterly dividend by 50% (from $0.45 to $0.225), effective for the first quarter of fiscal 1998. See "Prospectus Summary -- Recent Developments." The payment and amount of future dividends (if any) will be determined by the Board of Directors in light of the Company's earnings, capital requirements, financial condition and other relevant factors.

                                 CAPITALIZATION
                                 (IN MILLIONS)

     The following table sets forth the condensed consolidated capitalization of the Company as of September 30, 1997.

                                                                            SEPTEMBER 30, 1997
                                                                            ------------------
DEBT:
  Current debt............................................................       $   73.3
  Long-term debt..........................................................            1.7
                                                                                  -------
          Total debt......................................................       $   75.0
STOCKHOLDERS' EQUITY:
  Capital stock...........................................................       $   29.2
  Paid-in capital.........................................................          141.5
  Retained earnings.......................................................          843.6
  Foreign currency translation adjustment.................................          (39.9)
  Net unrealized losses on certain investments............................           (0.1)
  Treasury stock, at cost.................................................         (715.4)
                                                                                  -------
          Total stockholders' equity......................................       $  258.9
                                                                                  -------
          Total capitalization............................................       $  333.9
                                                                                  =======

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)


     The following financial information is qualified by reference to and should be read in conjunction with the consolidated financial statements and accompanying notes contained in the Company's Annual Report on Form 10-K for fiscal 1997 and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, which are incorporated by reference herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The selected financial data for each of the years in the five-year period ended June 30, 1997 are derived from the Company's consolidated financial statements for each of the years in the five-year period ended June 30, 1997. The Company's consolidated financial statements for the years ended June 30, 1997, 1996, 1995, 1994 and 1993 have been audited by KPMG Peat Marwick, independent certified public accountants. The financial statements for fiscal years 1997, 1996 and 1995 and the report of KPMG Peat Marwick LLP thereon have been incorporated by reference herein. The selected financial data for the three-month periods ended September 30, 1997 and 1996 are derived from unaudited consolidated condensed financial statements contained in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, which is incorporated by reference herein, which in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.



                                                                                                       THREE MONTHS ENDED
                                                             FISCAL YEAR ENDED JUNE 30,                   SEPTEMBER 30,
                                                ----------------------------------------------------   -------------------
                                                1993(1)    1994(2)      1995     1996(3)    1997(4)      1996     1997(5)
                                                --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Revenues....................................... $2,868.6   $2,806.4   $3,068.5   $3,098.1   $2,839.0   $  644.0   $  561.4
Product, distribution and editorial expense....  1,111.2      935.8    1,049.7    1,079.8    1,026.7      221.7      203.5
Promotion, marketing and administrative
  expense......................................  1,404.7    1,514.8    1,626.9    1,674.0    1,584.5      375.7      371.4
Effect of promotion accounting changes, net....       --     (113.9)        --         --         --         --         --
Other operating items..........................       --       76.0         --      235.0       35.0         --       70.0
Operating profit (loss)........................    352.7      393.7      391.9      109.3      192.8       46.6      (83.5)
Other income, net..............................     67.3       69.5       30.6       28.4       17.4        8.0        6.2
Income (loss) before provision (benefit) for
  income taxes.................................    420.0      463.2      422.5      137.7      210.2       54.6      (77.3)
Provision (benefit) for income taxes...........    161.7      191.1      158.5       57.1       76.7       20.0      (20.9)
Cumulative effect of changes in accounting
  principles...................................    (51.0)     (25.8)        --         --         --         --         --
Net income (loss)..............................    207.3      246.3      264.0       80.6      133.5       34.6      (56.4)
Earnings (loss) per common share............... $   1.74   $   2.11   $   2.35   $   0.73   $   1.24   $   0.32   $  (0.53)
Dividends per common share..................... $   1.15   $   1.35   $   1.55   $   1.75   $   1.80   $   0.45   $  0.225
Average common shares outstanding..............    118.7      115.7      112.0      107.9      106.7      107.4      106.3



                                                                      JUNE 30,                            SEPTEMBER 30,
                                                ----------------------------------------------------   -------------------
                                                  1993       1994       1995       1996       1997            1997
                                                --------   --------   --------   --------   --------   -------------------
BALANCE SHEET DATA:
Cash and cash equivalents, short-term
  investments and marketable securities........ $  723.4   $  766.9   $  532.1   $  374.2   $  102.4       $  77.6
Total assets...................................  1,872.4    2,049.4    1,958.7    1,904.1    1,643.8       1,688.5
Long-term notes payable........................      8.1        8.7        1.7        1.7        1.7           1.7
Stockholders' equity...........................    806.3      791.0      640.8      478.9      346.0         258.9

---------------



(1) Results for fiscal 1993 include the cumulative effect of changes in accounting principles ($51.0, or $0.42 per share).



(2) Results for fiscal 1994 include the effects of promotion accounting changes, net (pre-tax benefit of $113.9, or $0.60 per share), other operating items (aggregate pre-tax charge of $76.0, or $0.51 per share) and the cumulative effect of changes in accounting principles ($25.8, or $0.23 per share).



(3) Results for fiscal 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the Company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).



(4) Results for fiscal 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0, or $0.21 per share).



(5) Results for fiscal 1998 include the effect of first quarter charges (aggregate pre-tax charges of $70.0, or $0.49 per share).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's fiscal year ends June 30. All references to 1998, 1997, 1996 and 1995 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" are to fiscal 1998, fiscal 1997, fiscal 1996 and fiscal 1995, respectively. All dollar amounts in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" are in millions of dollars, except per share data. As it pertains to geographic and business segment information, the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been written excluding the effects of the 1998 first quarter charges of $70.0, the 1997 fourth quarter charges of $35.0 and the 1996 third quarter charges of $245.0 (together, referred to as the operating charges) in order to analyze the results on a comparable basis. In addition, in 1996 reported results include $10.0 of savings recognized as a result of the finalization of the Company's lease termination program in the United Kingdom.

RESULTS OF OPERATIONS


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     In the first quarter of 1998, the Company recorded charges of $70.0 ($51.8 after tax, or $0.49 per share) composed primarily of severance costs of $39.5 associated with workforce reductions in Europe, the United States, and at the corporate level; and other costs associated with the discontinuation of certain businesses and the realignment of business processes and operations. Businesses to be discontinued include a children's book club in the United States, and the Company's investment in LookSmart, a World Wide Web navigation service. The realignment of business processes and operations also relates to certain vendor contracts in the United States and Europe.

     Worldwide revenues for the first quarter of 1998 decreased to $561.4, or by 13%, compared with $644.0 in the first quarter of 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 8%. Revenues declined primarily in the Company's European and United States operations. The decrease in revenues was predominantly due to lower unit sales in certain product lines within Books and Home Entertainment Products as a result of a combination of lower mail quantities and lower customer response to promotional mailings in major markets. The lower customer response reflects a reduction in testing and the use of less effective promotional offers. The revenue decline in the United States was primarily a result of the timing and lower quantity of promotional mailings in the first quarter of 1998 compared with the first quarter of 1997. The Company reported a worldwide operating loss of $83.5 in the first quarter of 1998, compared with operating profit of $46.6 in the first quarter of 1997. Excluding the effect of other operating items, the operating loss was $13.5 in the first quarter of 1998. These operating results reflect lower revenues in major markets, higher proportionate overhead and promotional spending, and increased investment in product development, testing and list development initiatives.

     The Company reported a net loss of $56.4, or $0.53 per share, in the first quarter of 1998, compared with net income of $34.6, or $0.32 per share, in the first quarter of 1997. Excluding the effect of other operating items, the loss was $0.05 per share in the first quarter of 1998.


  1997 V. 1996


     Worldwide revenues for 1997 decreased to $2,839.0, or by 8%, compared with $3,098.1 for 1996. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 7%. Revenues declined in all geographic areas, particularly in the Company's European operations. The decrease in revenues was principally due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix in Books and Home Entertainment Products. External factors, including weak European economies and increased competitive pressures globally, impacted revenues. Tactical implementation of many simultaneous strategic initiatives, including varying the quantity and frequency of promotional mailings, moderating product pricing and introducing greater promotion variety and less aggressive sweepstakes, also contributed to lower worldwide revenues in 1997.

     Worldwide operating profit increased to $192.8 in 1997, compared with $109.3 in 1996. The 1997 and 1996 results reflect operating charges of $35.0 ($22.2 after tax, or $0.21 per share) and $245.0 ($169.8 after tax, or $1.57 per share), respectively. Excluding the effects of the operating charges, worldwide operating profit decreased by 36% in 1997, compared with the same period a year ago. These operating results reflect the impact of lower revenues and higher inventory write-offs as a result of lower customer response to third and fourth quarter promotional mailings, partially offset by the benefits of cost-containment initiatives.

     The Company reported net income of $133.5, or $1.24 per share in 1997, compared with $80.6, or $0.73 per share in 1996. Excluding the effects of the operating charges, earnings per share decreased 37% to $1.45 in 1997, compared with $2.30 in 1996, which includes the benefit of $0.09 per share due to the savings recognized as a result of the finalization of the Company's lease termination program in the United Kingdom.


  1996 V. 1995


     Worldwide revenues in 1996 were about even at $3,098.1, compared with the prior year. Slightly higher prices and sales of a higher-priced product mix were offset by slight declines in volume. Higher revenues in the United States and Pacific and Other Markets were offset by lower revenues in Europe.

     Worldwide operating profit decreased from $391.9 in 1995 to $109.3, or by 72%, in 1996. Excluding the effect of the third quarter charges, worldwide operating profit decreased to $354.3, or by 10%, which includes $10.0 of savings recognized as a result of the finalization of the Company's lease termination program in the United Kingdom. Operating profit decreased due to higher paper and postage costs and unfavorable results in the Company's European operations.

     Earnings per share declined 69% to $0.73 in 1996, compared with $2.35 in 1995. Excluding the effect of the third quarter charges, earnings per share decreased to $2.30, or by 2%, in 1996, which includes the benefit of $0.09 per share due to the savings recognized as a result of the finalization of the Company's lease termination program in the United Kingdom. Earnings per share declined less than operating profit due to a lower effective tax rate, excluding the effect of other operating items, and the reduction in outstanding shares due to the Company's share repurchase program.

OTHER INCOME, NET


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Other income, net decreased in the first quarter of 1998 to $6.2, compared with $8.0 in the prior year. This decrease was primarily because of lower interest income and lower gains on sales of certain investments in 1998, which were partially offset by favorable effects of foreign exchange transactions and hedging activity.


  1997 V. 1996


     Other income, net for 1997 decreased to $17.4, compared with $28.4 a year ago. This decrease was primarily because of lower interest income ($11.4 in 1997, compared with $21.5 in 1996), lower gains on the sales of certain investments ($7.0 in 1997, compared with $15.8 in 1996), and higher interest expense ($7.0 in 1997, compared with $2.4 in 1996), which were partially offset by higher gains on foreign exchange transactions and hedging activity ($8.5 in 1997, compared with a loss of $6.1 in 1996).

  1996 V. 1995


     Other income, net decreased in 1996 to $28.4, compared with $30.6 in 1995. The primary contributor to this decrease was lower interest income ($21.5 in 1996, compared with $40.1 in 1995), partially offset by higher gains on the sales of certain investments ($15.8 in 1996, compared with $8.9 in 1995) and lower expense related to losses on foreign exchange transactions and hedging activity ($6.1 in 1996, compared with $10.3 in 1995).

INCOME TAXES


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     For the first quarter of 1998, the reported tax rate was 27.1%. Excluding the effect of other operating items, the overall effective tax rate was 37.5% for the first quarter of 1998. For the first quarter of 1997, the effective tax rate was 36.5%. The higher effective tax rate in 1998 was primarily due to reduced utilization of foreign tax credits.


  1997 V. 1996


     The overall effective tax rate for 1997 was 36.5% compared with a reported rate of 41.5% for 1996. Excluding the effects of other operating items, the effective tax rate was 36.5% and 35.5% in 1997 and 1996, respectively. The lower effective rate in 1996 was primarily attributable to favorable settlements relating to prior years.


  1996 V. 1995


     The Company reduced its overall effective tax rate, excluding the effect of other operating items, to 35.5% in 1996 from 37.5% in 1995. This decrease was primarily attributable to favorable settlements relating to prior years, as well as effective tax planning.

GEOGRAPHIC AREAS

                      OPERATING PROFIT BY GEOGRAPHIC AREA

                                                                       OTHER OPERATING        AS
                        1997                           AS REPORTED          ITEMS          ADJUSTED
-----------------------------------------------------  -----------     ---------------     --------
  United States......................................    $ 133.8            $15.3           $149.1
  Europe.............................................       94.1              7.4            101.5
  Pacific and Other Markets..........................       13.3              8.9             22.2
  Corporate Expense..................................      (48.4)             3.4            (45.0)
                                                          ------            -----           ------
                                                         $ 192.8            $35.0           $227.8
                                                          ======            =====           ======

                                                                       OTHER OPERATING        AS
                       1996(1)                         AS REPORTED          ITEMS          ADJUSTED
-----------------------------------------------------  -----------     ---------------     --------
  United States......................................    $  16.6           $ 151.0          $167.6
  Europe.............................................      110.0              63.5           173.5
  Pacific and Other Markets..........................       45.6              16.7            62.3
  Corporate Expense..................................      (62.9)              3.8           (59.1)
                                                          ------             -----          ------
                                                         $ 109.3           $ 235.0          $344.3
                                                          ======             =====          ======

---------------

(1) Results for 1996 include the effects of third quarter charges ($245.0) and fourth quarter savings on the finalization of the Company's lease termination program in the United Kingdom ($10.0).

UNITED STATES


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues in the United States decreased from $269.5 in 1997 to $248.5, or by 8%, in 1998. This decrease was primarily attributable to lower unit sales in the general books and Condensed Books product lines within Books and Home Entertainment Products, which were partially offset by increased revenues in Special Interest Magazines. The decrease in general books was primarily a result of differences in the timing of scheduled promotional mailings and lower mail quantities in 1998; there was one fewer general book mailing in the first quarter of 1998 than in the prior year. In addition, the decrease was due to better customer response last year to a stronger general books title. The decline in Condensed Books was a result of timing of promotional mailings, as well as a reduction in paid shipments due to fewer customers carried into 1998 who were participating in the series. The increase in Special Interest Magazines was primarily a result of the acquisition of Walking magazine in the third quarter of 1997. Operating results decreased significantly in 1998, compared with 1997, due to the revenue decrease and spending on investment initiatives such as new product development, testing and list development projects.


  1997 V. 1996


     Revenues in the United States decreased from $1,278.9 in 1996 to $1,236.4, or by 3%, in 1997. This decrease was primarily attributable to lower unit sales in Books and Home Entertainment Products. Revenues were also adversely affected by the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Within Books and Home Entertainment Products, the lower unit sales were principally caused by declines in Condensed Books and music products. The decrease in Condensed Books and music products sales was caused by lower customer response to promotional offers. Operating profit decreased 11% to $149.1 in 1997 compared with $167.6 in 1996 due to lower revenues and lower customer response to promotional mailings, partially offset by lower paper costs and the benefit of cost-containment initiatives.


  1996 V. 1995


     Revenues in the United States increased in 1996 to $1,278.9, or by 7%, compared with 1995. Books and Home Entertainment Products accounted for 6% of this increase. Within Books and Home Entertainment Products, the increase was attributable to higher revenues in general books, due to a higher-priced product mix, the launch of a new illustrated book series and higher music product revenues, which was partially attributable to increased membership in music series. Revenues also increased in Other Businesses due to higher sales at QSP. Operating profit increased 11% to $167.6 in 1996, compared with 1995, due to higher revenues and the benefit of cost-containment initiatives, partially offset by higher paper and postage costs.

EUROPE


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues in Europe decreased from $275.6 in 1997 to $217.7, or by 21%, in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 10%. The revenue decrease was primarily due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix of Books and Home Entertainment Products. Within this segment revenues declined in the series books, general books and Condensed Books product lines. Lower sales in major markets were a result of lower customer response to promotional mailings, reduced mail quantities and lower paid shipments due to fewer customers carried into 1998 for Condensed Books and series books product lines. These revenue declines were partially offset by product expansion in Eastern European markets. Operating profit decreased significantly in 1998, compared with 1997, as a result of lower revenues, higher proportionate overhead and promotional spending and increased spending on investment initiatives such as list development projects.


  1997 V. 1996


     Revenues in Europe decreased from $1,379.7 in 1996 to $1,172.2, or by 15%, in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 12%. The decrease in revenues was primarily due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix within Books and Home Entertainment Products. Revenues declined in all product lines within Books and Home Entertainment Products, except for video products. Operating profit decreased from $173.5 in 1996 to $101.5, or by 41%, in 1997. Current year results were affected by increased competitive pressures, the continuing general weakness in European economies, and the Company's ongoing actions to restore long-term growth in this region. These actions include the selective modification of the number of promotional mailings and mail quantity in a given mailing, variation of promotional formats, and moderation of product prices. The impact of these items was partially offset by the benefit of lower product returns and bad debts, and the implementation of cost-containment initiatives.


  1996 V. 1995


     Revenues in Europe decreased from $1,455.8 in 1995 to $1,379.7, or by 5%, in 1996. Excluding the favorable effects of foreign currency exchange rates, revenues declined 8%. This decline was attributable primarily to lower volume in Books and Home Entertainment Products, including Condensed Books, general books and series books. Operating profit decreased from $225.5 in 1995 to $173.5, or by 23%, in 1996. These results reflect the Company's investment in restaging its European operations, lower customer response rates to some of the Company's promotional mailings in a number of markets and general weakness in European economies. Higher paper costs also contributed to the operating profit decline.

PACIFIC AND OTHER MARKETS


  THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues in Pacific and Other Markets decreased from $98.9 in 1997 to $95.2, or by 4%, in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 2%. Lower Books and Home Entertainment Products revenues were partially offset by increased Reader's Digest magazine circulation revenues in new countries. Within Books and Home Entertainment Products, the decline in revenues was due to lower unit sales of Condensed Books, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix in the general books product line. Higher revenues in Latin America, reflecting product expansion primarily in Brazil, were more than offset by significant revenue declines in Australia and Canada, because of lower customer response to promotional mailings. Operating results declined significantly in 1998 compared with 1997, primarily because of lower revenues and higher proportionate promotional spending.


  1997 V. 1996


     Revenues in Pacific and Other Markets decreased from $445.6 in 1996 to $439.8, or by 1%, in 1997. This decrease was caused by lower Books and Home Entertainment Products revenues; however, increased Reader's Digest Magazine circulation revenues in new countries offset almost three-quarters of this decline. Within Books and Home Entertainment Products, the decline in revenues was due to lower-priced product offerings and sales of a lower-priced product mix, as well as lower unit sales in 1997, primarily in Condensed Books and general books. Higher revenues in

Latin America, reflecting product expansion in Brazil and Argentina, were offset primarily by significant revenue declines in South Africa, because of substantially lower mail quantities and customer response rates and the country's economic climate, and in Australia, due to lower customer response to promotional mailings, including the effect of promotional mailing variations, and increased competitive pressures. Operating profit decreased 64% in 1997 to $22.2, primarily because of higher proportionate promotional spending, continuing investments in new country expansion, and higher inventory write-offs as a result of lower customer response rates.


  1996 V. 1995


     Revenues in Pacific and Other Markets increased from $424.9 in 1995 to $445.6, or by 5%, in 1996. Excluding the unfavorable effects of foreign exchange, revenues increased 10%. This increase was attributable to Books and Home Entertainment Products, Reader's Digest Magazine and Other Businesses. Within Books and Home Entertainment Products, excluding the unfavorable effects of foreign currency exchange rates, all product lines reported revenue increases due primarily to higher prices and a higher-priced product mix. For Reader's Digest Magazine the increase was primarily attributable to increased circulation revenues. Revenues for Other Businesses increased due to the acquisition of QSP Canada. Operating profit decreased 12% in 1996 to $62.3. The decrease in operating profit was primarily attributable to higher paper costs, lower response rates to promotional mailings and formats in South Africa, and investments in new countries.

BUSINESS SEGMENTS

                      OPERATING PROFIT BY BUSINESS SEGMENT

                                                                       OTHER OPERATING        AS
                        1997                           AS REPORTED          ITEMS          ADJUSTED
-----------------------------------------------------  -----------     ---------------     --------
  Reader's Digest Magazine...........................    $  42.7            $ 5.6           $ 48.3
  Books and Home Entertainment Products..............      175.6             25.5            201.1
  Special Interest Magazines.........................        0.4               --              0.4
  Other Businesses...................................       22.5              0.5             23.0
  Corporate Expense..................................      (48.4)             3.4            (45.0)
                                                          ------            -----           ------
                                                         $ 192.8            $35.0           $227.8
                                                          ======            =====           ======

                                                                       OTHER OPERATING        AS
                       1996(1)                         AS REPORTED          ITEMS          ADJUSTED
-----------------------------------------------------  -----------     ---------------     --------
  Reader's Digest Magazine...........................    $  11.2           $  37.6          $ 48.8
  Books and Home Entertainment Products..............      192.0             130.1           322.1
  Special Interest Magazines.........................      (21.1)             21.4             0.3
  Other Businesses...................................       (9.9)             42.1            32.2
  Corporate Expense..................................      (62.9)              3.8           (59.1)
                                                          ------             -----          ------
                                                         $ 109.3           $ 235.0          $344.3
                                                          ======             =====          ======

---------------
(1) Results for 1996 include the effects of third quarter charges ($245.0) and fourth quarter savings on the finalization of the Company's lease termination program in the United Kingdom ($10.0).

READER'S DIGEST MAGAZINE


 THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues for Reader's Digest Magazine decreased from $174.9 in 1997 to $172.1, or by 2%, in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues increased 3%. The increase in revenues was attributable to higher circulation revenues, and, to a lesser extent, higher advertising revenues. Circulation declines in several European countries and lower paid copies in the United States were more than offset by increased circulation levels in Brazil, Eastern Europe and Thailand. In addition, higher circulation revenues in the United States were attributable to a more expensive mix of subscriptions. A lower number of advertising pages in Europe was more than offset by higher pages in the United States, as a result of the special anniversary edition of the magazine in 1998, and in Pacific and Other Markets. The rate per advertising page decreased due to a lower average price per page in the United States relating to the anniversary edition, which was offset by a higher negotiated rate per page on the regular U.S. editions. Circulation declines in certain European markets, including the Company's major markets, and the decline of print advertising's share of the overall European advertising market negatively impacted advertising revenue. Operating profit for Reader's Digest Magazine decreased in the first quarter of 1998 compared with the same period a year ago. The decrease reflects higher promotional spending to acquire and renew subscribers who purchase the Company's other products, and spending on investment initiatives such as list development projects.


  1997 V. 1996


     Revenues for Reader's Digest Magazine decreased from $739.8 in 1996 to $729.2, or by 1%, in 1997. Circulation revenues were about even year-over-year, and advertising revenues increased slightly from the prior year, excluding the adverse effect of changes in foreign currency exchange rates. Increased circulation levels in Latin America, Eastern Europe and Thailand were offset by lower paid copies in several European countries and the United States. The increase in advertising revenues was attributable to a higher number of advertising pages sold in Pacific and Other Markets and the United States, offset by a lower number of pages in Europe, and, to a lesser extent, a higher average price per page in the United States offset by a lower average price per page in Pacific and Other Markets. Operating profit for Reader's Digest Magazine decreased in 1997 to $48.3 compared with $48.8 in 1996. The decrease reflects lower revenues, increased promotional spending and investments in new countries, partially offset by lower paper costs and the benefit of cost-containment initiatives.


  1996 V. 1995


     Revenues for Reader's Digest Magazine remained about even at $739.8 in 1996. The slight increase was primarily due to higher advertising revenues. The increase in advertising revenues was attributable to higher rates, and, to a lesser extent, higher advertising pages. Advertising pages increased in the United States and Pacific and Other Markets but declined in Europe. Circulation revenues remained even. Lower circulation levels were offset by higher subscription pricing. Increased circulation levels in Pacific and Other Markets were more than offset by decreased circulation levels in Europe. Subscription price increases in Europe and Pacific and Other Markets were partially offset by lower average subscription prices in the United States consistent with the Company's long-term growth strategy. Operating profit for Reader's Digest Magazine decreased in 1996 to $48.8 compared with $78.3 in 1995 due primarily to higher paper and postage costs and increased promotional spending to retain high-quality subscribers who purchase the Company's other products.

BOOKS AND HOME ENTERTAINMENT PRODUCTS


 THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues for Books and Home Entertainment Products decreased from $439.2 in 1997 to $352.0, or by 20%, in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 14%, principally attributable to the Company's United States and European operations. The lower revenues were predominantly due to lower unit sales in the general books, Condensed Books and series books product lines. The decrease in general books sales was primarily a result of one fewer promotional mailing in the United States in the first quarter of 1998 than in the prior year and better customer response last year to a stronger general books title. The decline in Condensed Books and series books revenues was caused by a combination of lower customer response to promotional mailings in major markets, reduced mail quantities in many markets, and lower paid shipments due to fewer customers carried into 1998, as well as the timing of Condensed Books mailings in the United States. Reduced revenues in certain major markets, caused by lower customer response to promotional mailings, were offset by expansion in Eastern Europe and Latin America. Operating profit for Books and Home Entertainment Products decreased significantly in 1998, compared with 1997. These operating results were affected by lower revenues, higher proportionate promotional spending and increased spending on investment initiatives such as new product development, testing, and list development projects.


  1997 V. 1996


     Revenues for Books and Home Entertainment Products decreased from $2,099.4 in 1996 to $1,850.5, or by 12%, in 1997, principally attributable to the Company's European operations. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 10%. Most product lines reported significantly lower revenues, primarily due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix. External factors, including weak European economies and increased competitive pressures globally, impacted revenues. Tactical implementation of many simultaneous strategic initiatives, including varying the quantity and frequency of promotional mailings, moderating product pricing and introducing greater promotion variety and less aggressive sweepstakes, contributed to lower revenues in 1997. Operating profit for Books and Home Entertainment Products decreased in 1997 to $201.1 compared with $322.1 in 1996. These operating results were affected by the impact of the Company's strategic actions to restore long-term growth in Europe, lower than anticipated responses to promotional mailings in Pacific and Other Markets, higher inventory write-offs as a result of lower customer response to promotional mailings in the third and fourth quarter, and lower customer response to Condensed Books promotional mailings.


  1996 V. 1995


     Revenues for Books and Home Entertainment Products were even at $2,099.4 in 1996, compared with 1995. Higher prices and sales of a higher-priced product mix, and, to a lesser extent, the favorable effect of changes in foreign currency exchange rates, were offset by a decrease in unit sales. Higher unit sales in the United States and Pacific and Other Markets were more than offset by lower unit sales in Europe. Globally, revenues for series books, music and video products reported healthy gains, offset by substantially lower revenues for general books and Condensed Books. Operating profit for Books and Home Entertainment Products decreased in 1996 to $322.1 compared with $339.3 in 1995 principally due to lower levels of customer response in Europe offset by strong performance in the United States. Higher paper and postage costs also reduced profitability.

SPECIAL INTEREST MAGAZINES


 THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996


     Revenues for Special Interest Magazines increased from $15.7 in 1997 to $21.3, or by 35%, in 1998. This increase was primarily attributable to the acquisition of Walking magazine in the third quarter of 1997. Excluding Walking, revenues increased 9%, principally due to a higher number of advertising pages sold in the first quarter of 1998. Operating results improved in 1998 compared with 1997 primarily as a result of the higher advertising revenues.


  1997 V. 1996


     Revenues for Special Interest Magazines decreased from $91.9 in 1996 to $81.9, or by 11%, in 1997. This decrease was primarily attributable to the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Excluding prior year revenues from Travel Holiday, revenues increased 8% in 1997 compared with 1996. The acquisition of Walking magazine in the third quarter of 1997 accounted for 3% of the increase in revenues. Revenues also increased due almost equally to higher circulation levels and advertising pages sold in 1997. Operating performance improved in 1997 compared with 1996, primarily reflecting the increases in circulation and advertising revenues.


  1996 V. 1995


     Revenues for Special Interest Magazines decreased in 1996 to $91.9, or by 4%, compared with the prior year. This decrease was primarily attributable to the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Excluding results for Travel Holiday, circulation revenues increased slightly due primarily to higher subscription pricing while advertising revenues remained about even compared with the prior year. Operating performance improved in 1996 compared with 1995 primarily due to lower advertising sales expenses.

OTHER BUSINESSES


  1997 V. 1996


     Revenues for Other Businesses, net of intersegment sales, increased in 1997 to $177.4, or by 6%, compared with the prior year, primarily due to growth in the merchandise catalog business in the United Kingdom, higher sales at QSP in the United States and the introduction of a merchandise catalog business in the United States. Operating profit decreased because of costs associated with the launch of the Company's World Wide Web navigation service, LookSmart, in 1997 and higher proportionate promotional costs associated with the launch of the catalog business in the United States, which were partially offset by increased profits at QSP.


  1996 V. 1995


     Revenues for Other Businesses, net of intersegment sales, increased in 1996 to $167.0, or by 19%, compared with the prior year, primarily due to higher sales at QSP in the United States and the acquisition of QSP Canada. Operating profit increased because of magazine subscription growth at QSP, offset by higher paper costs.

CORPORATE EXPENSE

     Corporate Expense in the first quarter of 1998 was about even with the first quarter of 1997 at $10.9. Corporate Expense in 1997 decreased 24% to $45.0 compared with $59.1 in 1996 due principally to lower recruiting and relocation expenses and the benefit of cost-containment initiatives. Corporate Expense in 1996 of $59.1 increased 6% compared with $56.0 in the prior year primarily due to higher recruiting and relocation expenses offset by the benefit of cost-containment initiatives.

FORWARD-LOOKING INFORMATION

     The first priority for the Company is to stabilize the results of its existing product lines, which, in turn, would provide the resources to fund future growth. The Company's strategy to stabilize its business includes the restoration of disciplined techniques of testing promotions and products and the return to the use of more effective sweepstakes promotions, as well as continued investment in new product development and list development initiatives. The Company's growth strategy includes expanding offerings of new and existing products through new markets and new marketing channels. Due to the long lead time nature of the Company's business, the effects of this strategy are expected to impact results starting in fiscal 1999.

     The Company continues to evaluate its long-term strategy and expects to make significant investments in its existing core product lines. The Company is formulating a new investment strategy on an annual basis to supersede the $400.0 program previously announced. The Company is also evaluating its alliances for strategic fit and return on investment and expects to renegotiate or terminate certain alliances. For a discussion of certain risks and uncertainties involved in the Company's business strategy and the implementation thereof, see "Prospectus Summary -- Recent Developments."

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents, short-term investments and marketable securities decreased $24.8 to $77.6 at September 30, 1997 compared with June 30, 1997. The decrease was primarily due to dividend payments of $24.2 and cash used by operations of $88.5, which were partially offset by proceeds from the sale of other long-term investments of $46.1 and net proceeds from short-term borrowings of $43.2.

     In the first quarter of 1998, the Company paid a $0.225 per share dividend on its Common Stock, representing a 50% decrease compared with $0.45 per share a year ago. At the current rate, the annualized dividend is $0.90 per share in 1998 compared with $1.80 in 1997.

     The Company did not repurchase any shares of Nonvoting Common Stock in the first quarter of 1998.

     In September 1997, the Company entered into an agreement with Morgan Guaranty Trust Company of New York for an uncommitted line of credit of $50.0 (the Morgan line of credit) to be used for general corporate purposes. The loans under the Morgan line of credit are payable on demand and bear interest at a floating rate based on the cost of funds of the bank plus a margin. There were no borrowings outstanding under the Morgan line of credit at September 30, 1997.

     The Company is a party to an agreement with The Chase Manhattan Bank for a line of credit of $75.0 (the Chase line of credit) for a term of one year to be used for general corporate purposes. The loans under the Chase line of credit are payable on demand and bear interest at a floating rate based on the cost of funds of the bank plus a margin. At September 30, 1997, loans in the amount of $32.7 were outstanding under the Chase line of credit at a weighted average interest rate of 5.8%. In addition, various international subsidiaries of the Company have lines of credit. At September 30, 1997, loans in the amount of $40.6 were outstanding under international lines of credit.

     The Company is also a party to a Competitive Advance and Revolving Credit Facility Agreement dated as of November 12, 1996, with a syndicate of domestic and foreign banks (the credit agreement). The credit agreement, which has a term of five years, permits competitive advance and revolving credit borrowings of up to $400.0 by the Company and its designated subsidiaries. Interest rates can be based on: the prime rate, the federal funds rate, the London Interbank Offered Rate (LIBOR), and money market rates. The proceeds of the borrowings are to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The credit agreement contains certain restrictions on incurrence of debt, liens and guarantees of indebtedness. The Company must also comply with certain financial covenants, including a calculation of consolidated tangible net worth, which calculation was recently modified. There were no borrowings outstanding under the credit agreement at September 30, 1997.


     The Company believes that its liquidity, capital resources, cash flow and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends, and present plans to expand existing product lines in existing markets, to identify and develop new products and markets, and to enter into strategic alliances.



IMPACT OF THE YEAR 2000 ISSUE



     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year with the result that date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, potentially causing a system failure or miscalculations that could disrupt operations.



     The Company has completed an assessment of the year 2000 issue with respect to its computer systems and is currently executing a plan to convert all affected systems. The Company believes that its plan will be completed in a timely manner and that the total cost of its plan will not have a material effect on the results of operations of the Company. The Company is in the process of formal communications with its significant suppliers to determine the extent to which it may be affected by those third parties' plans to remediate their own year 2000 issue in a timely manner.

                            BUSINESS OF THE COMPANY

     The Company is a preeminent global leader in publishing and direct marketing, creating and delivering products, including magazines, books, recorded music collections, home videos and other products, that inform, enrich, entertain and inspire.

     The Company is a Delaware corporation that was originally incorporated in New York in 1926 and was reincorporated in Delaware in 1951. The mailing address of its principal executive offices is Pleasantville, New York 10570 and its telephone number is (914) 238-1000.

     Effective September 1997, the Company's businesses were reorganized into two operating groups, Reader's Digest U.S.A. and Reader's Digest International. Prior to that time, the Company's businesses had been organized in four operating groups: Reader's Digest Europe, Reader's Digest U.S.A., Reader's Digest Pacific and a fourth operating group that operated the Company's school and youth group fundraising business and focused on developing new products and entering new marketing channels. For financial information by geographic area, see "Prospectus Summary -- Summary Financial Information." The following is a discussion of the operations of the Company based upon the four business segments through which the Company reports its results of operations: (1) Reader's Digest Magazine; (2) Books and Home Entertainment Products; (3) Special Interest Magazines and (4) Other Businesses. For financial information by business segment, see "Selected Consolidated Financial Information."

READER'S DIGEST MAGAZINE

     Reader's Digest magazine is a monthly, general interest magazine consisting of original articles and previously published articles in condensed form, a condensed version of a previously published or soon-to-be published full-length book, monthly humor columns, such as "Laughter, The Best Medicine(R)," "Life In These United States(R)," "Humor in Uniform(R)," and "All In A Day's Work(R)," and other regular features, including "Heroes For Today(R)," "It Pays To Enrich Your Word Power(R)," "News From The World Of Medicine(R)," "Tales Out of School(R)," "Virtual Hilarity(R)," and "The Verbal Edge(TM)." DeWitt and Lila Wallace founded Reader's Digest magazine in 1922. As of September 30, 1997, Reader's Digest has a worldwide circulation of almost 28 million and approximately 100 million readers each month, generating revenues of $729.2 million in fiscal 1997, as compared with $739.8 million in fiscal 1996 and $732.9 million in fiscal 1995. Reader's Digest is published in 48 editions and 19 languages, including a Slovak language edition that began publication in July 1997. In addition, a Korean edition, an Indian edition, a braille edition and a recorded edition are published by third parties pursuant to licenses.


  CIRCULATION


     Based on the most recent audit report issued by the Audit Bureau of Circulation, Inc. ("ABC"), a not-for-profit organization that monitors circulation in the United States and Canada, the Company has determined that the United States-English language edition of Reader's Digest has the largest paid circulation of any United States magazine, other than those automatically distributed to all members of the American Association of Retired Persons. Approximately 95% of the United States paid circulation of Reader's Digest consists of subscriptions. The balance consists of single copy sales at newsstands and in supermarkets and similar establishments.

     Reader's Digest is truly a global magazine. Many of its international editions have the largest paid circulation for monthly magazines both in the individual countries and in the regions in which they are published. For most international editions of Reader's Digest, subscriptions comprise about 90% of circulation. The balance is attributable to newsstand and other retail sales.

     The Company maintains its circulation rate base through annual subscription renewals and new subscriptions. The global circulation rate base for Reader's Digest of 27.7 million includes a circulation rate base of 15 million for the United States - English language edition. In the United

States, the Company sells approximately five million new subscriptions each year in order to maintain its circulation rate base. New subscriptions are sold primarily by direct mail, with extensive use of sweepstakes entries. The largest percentage of subscriptions is sold between July and December of each year. Subscriptions to Reader's Digest may be canceled at any time and the unused subscription price is refunded.

     Worldwide revenues from circulation accounted for $558.9 million, or 77% of the total revenues of Reader's Digest magazine, in the fiscal year ended June 30, 1997.


  ADVERTISING


     In fiscal 1997, Reader's Digest carried 13,484 advertising pages: 1,075 advertising pages in its United States - English language edition and 12,409 advertising pages in its other editions. The United States and the larger international editions of Reader's Digest offer advertisers different regional editions, major market editions and demographic editions. These editions, usually containing the same editorial material, permit advertisers to concentrate their advertising in specific markets or to target specific audiences. Reader's Digest sells advertising in both the United States and international editions principally through an internal advertising sales force. The Company sells advertisements in multiple editions worldwide, and offers advertisers discounts for placing advertisements in more than one edition.

     Worldwide revenues from advertising accounted for $170.3 million, or 23% of the total revenues of Reader's Digest magazine, in the fiscal year ended June 30, 1997.


  EDITORIAL


     Reader's Digest is a reader-driven, family magazine. Editorial content is, therefore, crucial to the loyal subscriber base that constitutes the cornerstone of the Company's operations. The editorial mission of Reader's Digest is to inform, enrich, entertain and inspire. The articles, book section and features included in Reader's Digest cover a broad range of contemporary issues and reflect an awareness of traditional values.

     A substantial portion of the selections in Reader's Digest are original articles written by staff writers or free-lance writers. The balance is selected from existing published sources. All material is condensed by Reader's Digest editors. The Company employs a professional staff to research and fact-check all published pieces.

     Each international edition has a local editorial staff responsible for the editorial content of the edition. The mix of locally generated editorial material, material taken from the United States edition and material taken from other international editions varies greatly among editions. In general, the Company's larger international editions, for example, those in Canada, France, Germany and the United Kingdom, carry more original or locally adapted material than do smaller editions.


  PRODUCTION AND FULFILLMENT


     All editions of Reader's Digest are printed by independent third parties. The United States edition is printed exclusively by one printer in Pennsylvania under a 10-year contract that commenced in fiscal 1997. The Company believes that generally there is an adequate supply of alternative printing services available to the Company at competitive prices, should the need arise. The Company has developed plans to minimize recovery time in the event of a disaster at an existing printing facility.

     The principal raw materials used in the publication of Reader's Digest are coated and uncoated paper. The Company has supply contracts with a number of global suppliers of paper and believes that those supply contracts provide an adequate supply of paper for its needs and that, in any event, alternative sources are available at competitive prices. Paper prices are affected by a variety of factors, including demand, capacity, pulp supply, and by general economic conditions.

     Subscription copies of the United States edition of Reader's Digest are delivered through the United States Postal Service as "periodicals" class mail. Subscription copies of international editions are also delivered through the postal service in each country. For additional information about postal rates and service, see "-- Direct Marketing Operations."

     Newsstand and other retail distribution is accomplished through a distribution network. The Company has contracted in each country with a magazine distributor for the distribution of Reader's Digest.

BOOKS AND HOME ENTERTAINMENT PRODUCTS

     The Company publishes and markets, principally by direct mail, Reader's Digest Condensed Books, series books, general books, recorded music collections and series and home video products. See "-- Direct Marketing Operations."


  CONDENSED BOOKS


     Reader's Digest Condensed Books (called "Select Editions" in certain markets) is a continuing series of condensed versions of primarily current popular fiction. Condensation reduces the length of an existing text, while retaining the author's style, integrity and purpose. As of September 30, 1997, 16 editions of Condensed Books, published in 12 languages, are marketed in 24 countries. In fiscal 1997, Condensed Books generated worldwide revenues of $305.0 million, as compared with $370.4 million in fiscal 1996 and $392.1 million in fiscal 1995.

     International editions of Condensed Books generally include some material from the United States edition or from other international editions, translated and edited as appropriate, and some condensations of locally published works. Each local editorial staff determines whether existing Condensed Books selections are appropriate for their local market.

     The Company publishes six volumes of Condensed Books a year in the United States. Some of the Company's international subsidiaries also publish six volumes a year, while others publish five.


  SERIES BOOKS


     The Company markets two types of series books: reading series and illustrated series. These book series may be open-ended continuing series, or may consist of a limited number of volumes. Series books are published in nine languages and marketed in 18 countries. In fiscal 1997, series books generated worldwide revenues of $209.5 million, as compared with $264.3 million in fiscal 1996 and $236.6 million in fiscal 1995.

     Reading series marketed in the United States include Today's Best Nonfiction, which consists of five volumes per year each generally containing condensed versions of four contemporary works of nonfiction and The World's Best Reading, consisting of full-length editions of classic works of literature, of which six volumes are published each year. Today's Best Nonfiction is published in 10 countries in three languages and The World's Best Reading is published in eight countries in three languages.

     The Company markets illustrated series, which are generally closed-ended, in the United States and several other countries.


  GENERAL BOOKS


     The Company's general books consist primarily of reference books, cookbooks, "how-to" and "do-it-yourself" books, children's books and books on subjects such as history, travel, religion, health, nature and the home. General books are published in 16 languages and are marketed in 37 countries. In fiscal 1997, general books generated worldwide revenues of $675.9 million, as compared with $753.5 million in fiscal 1996 and $808.7 million in fiscal 1995.

     New general books are generally original Reader's Digest books, but may also be books acquired from other publishers. During the development period for an original Reader's Digest book, the Company conducts extensive research and prepares an appropriate marketing strategy for the book.

     Although most sales of a general book will result from the initial bulk promotional mailing, substantial additional sales occur through subsequent promotions, catalog sales and the use of sales inserts in mailings for other Reader's Digest products. The Company also distributes its books for retail sale in stores, through third-party distributors.


  MUSIC


     The Company publishes recorded music packages on cassettes and compact discs, which it sells principally by direct mail. The music packages are generally collections of previously recorded and newly commissioned material by a variety of artists, although they may include selections from the Company's 17,000-selection library. The collections span a broad range of musical styles. In certain markets, the Company also sells music series, which are marketed in the same manner as Condensed Books and series books. The marketing strategy for music packages is similar to that for general books. The Company markets music products in 32 countries, offering different music products in the various international markets because of diverse tastes. In fiscal 1997, music products generated worldwide revenues of $404.2 million, as compared with $460.1 million in fiscal 1996 and $435.9 million in fiscal 1995.


  TELEVISION AND VIDEO


     The Company's television and home video products are in genres similar to its general books. Several original programs have won awards of excellence, including five Emmy awards, and have appeared on the Disney Channel and the Discovery Channel. The Company continues to expand its video operations in the United States and in international markets and is presently marketing video products principally by direct mail in the United States and 30 other countries. Most of the Company's original programs have been licensed to cable television networks. The Company also sells its home video products through retail establishments. In fiscal 1997, home video products generated worldwide revenues of $243.5 million, as compared with $241.3 million in fiscal 1996 and $218.7 million in fiscal 1995.


  PRODUCTION AND FULFILLMENT


     The various editions of Condensed Books are printed and bound by third-party contractors. The Company is a party to an exclusive agreement through 2002 for printing English language Condensed Books distributed in the United States and Canada. The Company solicits bids for the printing and binding of each general book or book series. Production and manufacture of music and video products is typically accomplished through third parties.

     The principal raw material necessary for the publication of Condensed Books, series books and general books is paper. The Company has a number of paper supply arrangements relating to paper for Condensed Books. Paper for series books and general books is purchased for each printing. The Company believes that existing contractual and other available sources of paper provide an adequate supply at competitive prices. Third parties arrange for the acquisition of some of the necessary raw materials for the manufacture of music and video products.

     Fulfillment, warehousing, customer service and payment processing are conducted principally by independent contractors. Most of the Company's products are packaged and delivered to the Postal Service directly by the printer or supplier. For information about postal rates and service, see "-- Direct Marketing Operations."

     In all of the Company's direct marketing sales, a customer may return any book or home entertainment product to the Company either prior to payment or after payment for a refund. The Company believes that its returned goods policy is essential to its reputation and also elicits a greater number of orders, many of which are not returned because of the generally high satisfaction rate of consumers with the Company's products. This policy and a "first book free" policy for Condensed Books and series books result in a significant amount of returned goods.

     Sales of the Company's books and home entertainment products are seasonal to some extent. In the direct marketing industry as a whole, the winter months have traditionally had higher consumer response than other times of the year. Sales are also higher during the pre-Christmas season than in spring and summer.

DIRECT MARKETING OPERATIONS

     The sale of magazine subscriptions, Condensed Books, series books, general books, music and video products, as well as certain other products, is accomplished principally through direct mail solicitations to households on the Company's customer lists, usually accompanied by sweepstakes entries and, in some cases, premium merchandise offers. For many years the Company has been acknowledged as a pioneer and innovator in the direct mail industry.

     As part of its growth strategy, the Company has begun to pursue increased distribution of its products through direct response channels other than direct mail, such as direct response television, telemarketing and the Internet, as well as expanded direct marketing channels, such as catalogs and clubs.

     The Company is adapting the editorial content and the marketing methods of its magazines and books and home entertainment products to new technologies, such as computer on-line services. In 1997, the Company launched Reader's Digest World, a global World Wide Web site (www.readersdigest.com) that links the Company's 13 local and international Web sites, for shopping and information about the Company's products.

     To promote the sale of its products in the United States, the Company usually offers a sweepstakes in its promotional mailings. Prizes totaled about $15 million for the 1997 edition of the sweepstakes. Generally, each of the Company's international subsidiaries sponsors its own sweepstakes, the mechanics of which vary from jurisdiction to jurisdiction, depending upon local law.

     From time to time, the Company is involved in proceedings concerning its direct marketing promotions. Also from time to time, more restrictive laws or regulations governing sweepstakes or direct marketing are considered in some jurisdictions, principally in Europe. The Company does not believe that such proceedings and proposed laws and regulations will have a material adverse effect on the Company's direct marketing business.

     The Company is subject to postal rate increases, which affect its product deliveries, promotional mailings and billings. Postage is one of the Company's largest expenses in its promotional and billing activities. In the past, the Company has had sufficient advance notice of most increases in postal rates so that the higher rates could be factored into the Company's pricing strategies and operating plans. Because increased prices (or increased delivery charges paid by customers) may have a negative effect on sales, the Company may strategically determine from time to time the extent, if any, to which these cost increases are passed on to its customers.

     The Company relies on postal delivery service in the jurisdictions in which it operates for timely delivery of its products and promotional mailings. In the United States and most international markets, delivery service is generally satisfactory. Some international jurisdictions, however, experience periodic work stoppages in postal delivery service or less than adequate postal efficiency, although these problems have not had a significant impact on the Company.

     In some states in the United States and in some foreign jurisdictions, some or all of the Company's products are subject to sales tax or value added tax. Tax, like delivery, is generally stated separately on bills where permitted by applicable law. Nonetheless, tax increases or imposition of new taxes increases the total cost to the customer and thus may have a negative effect on sales. Moreover, in jurisdictions where applicable tax must be included in the purchase price, the Company may be unable to fully recover from customers the amount of any tax increase or new tax.

MANAGEMENT INFORMATION SYSTEMS AND CUSTOMER LIST ENHANCEMENT

     The size and quality of the Company's computerized customer list of current and prospective customers in each country in which it operates contribute significantly to its business and the Company is constantly striving to improve its lists. The Company believes that its United States list of over 50 million households -- over half the total number of households in the country -- is one of the largest direct response lists in the United States. The Company's international lists include a comparable number of households, in the aggregate.

     The Company is making and will continue to make significant investments in management information systems in order to improve its operating efficiencies, increase the level of service provided to its customer base and facilitate globalization of the Company.

     List management activity is limited in some international subsidiaries because local jurisdictions, particularly in Europe, have data protection laws or regulations prohibiting or limiting the exchange of such information. Certain jurisdictions also prohibit the retention of information, other than certain basic facts, about noncurrent customers. Although data protection laws in effect from time to time may hinder the Company's list enhancement capacity, the Company believes that current laws and regulations do not prevent the Company from engaging in activities necessary to its business.

SPECIAL INTEREST MAGAZINES

     The Company publishes several special interest magazines that it deems consistent with its image, editorial philosophy and market expertise. The Family Handyman magazine provides instructions and guidance for "do-it-yourself" home improvement projects. New Choices: Living Even Better After 50 magazine is aimed at active, mature readers and provides information on entertainment, travel, health and leisure time activities. American Health for Women magazine provides helpful information on medicine, nutrition, psychology and fitness as those issues relate to women. In 1997, the Company acquired Walking magazine, which provides information on health and fitness for walking enthusiasts. These magazines are sold by subscription and on the newsstand. Like most magazines, the Company's special interest magazines are highly dependent on advertising revenue. Each of these magazines publishes 10 issues per year, except Walking, which publishes six times per year. The Company also publishes Moneywise magazine, a magazine devoted to helping families manage their finances, in the United Kingdom.

     The following table sets forth the circulation rate base of each of the Company's United States special interest magazines at June 30, 1997, as well as the number of advertising pages carried for the fiscal year ended June 30, 1997. Circulation rate base data is as reported to ABC.

                                                                              NUMBER OF
                                                            CIRCULATION      ADVERTISING
                                                             RATE BASE      PAGES CARRIED
                                                            -----------     -------------
        The Family Handyman...............................    1,000,000          580
        American Health for Women.........................      900,000          461
        New Choices: Living Even Better After 50..........      600,000          486
        Walking...........................................      625,000          327

     Moneywise had a circulation rate base of 107,800 as of the end of fiscal 1997 and carried 515 pages of advertising.

     Of total revenues of $81.9 million for the Company's special interest magazines in fiscal 1997, 61% was generated by circulation revenues and 39% by advertising revenues.

     The U.S. magazines are promoted to the Company's U.S. customer list and the Company's other products are promoted to each magazine's customer list, as appropriate. This strategy helps to expand the Company's customer base for all of its products.

QSP

     QSP is in the business of assisting schools and youth groups in the United States and Canada in their fundraising efforts. QSP's staff helps schools and youth groups prepare fundraising campaigns in which participants sell magazine subscriptions, music and video products, books, food and gifts. QSP derives its revenue from a portion of the proceeds of each sale. Several hundred publishers (including the Company) make magazine subscriptions available to QSP at a substantial discount. QSP also obtains discounted music products from a large music publisher. Processing of magazine subscription orders and payments is performed for QSP by an independent contractor.

COMPETITION AND TRADEMARKS

     Although Reader's Digest magazine is a unique and well-established institution in the magazine publishing industry, it competes with other magazines for subscribers and with magazines and all other media, including radio and television, for advertising. The Company believes that the extensive and longstanding international operations of Reader's Digest provide the Company with a significant advantage over competitors seeking to establish a global publication.

     The Company owns numerous trademarks that it uses in its business worldwide. Its two most important trademarks are "Reader's Digest" and the "Pegasus" logo. The Company believes that the name recognition, reputation and image that it has developed in each of its markets significantly enhance customer response to the Company's direct marketing sales promotions. Accordingly, trademarks are important to the Company's business and the Company aggressively defends its trademarks.

     The Company believes that its name, image and reputation, as well as the quality of its customer lists, provide a significant competitive advantage over many other direct marketers. However, the Company's books and home entertainment products business is in competition with companies selling similar products at retail as well as by direct marketing. Because tests show that consumers' responses to direct marketing promotions can be adversely affected by the overall volume of direct marketing promotions, the Company is also in competition with all other direct marketers, regardless of whether the products being offered are similar to the Company's products.

     Each of the Company's special interest magazines is in competition with other magazines of the same genre for readers and advertising. Nearly all of the Company's products compete with other products and services that utilize leisure activity time or disposable income.

EMPLOYEES

     As of June 30, 1997, the Company employed approximately 5,900 persons worldwide; approximately 2,200 were employed in the United States and 3,700 were employed by the Company's international subsidiaries. The Company's relationship with its employees is generally satisfactory.

                                   PROPERTIES

     The Company's headquarters and principal operating facilities are situated on approximately 120 acres in Westchester County, New York, much of which the Company acquired in 1940. The site includes five principal buildings aggregating approximately 697,000 square feet that house executive, administrative, editorial and operational offices, and data processing and other facilities. In New York City, the Company leases approximately 181,000 square feet of office space in a total of three buildings, portions of which are used as editorial offices for its books and home entertainment products business, as advertising sales offices for Reader's Digest magazine and as offices for the Company's special interest magazines. The Company leases space totaling approximately 52,000 square feet for an editorial bureau, advertising sales offices and other purposes in various cities in the United States. A subsidiary of the Company also leases 36,000 square feet of office space in Westport, Connecticut.

     QSP leases approximately 163,000 square feet in Conyers, Georgia, 4,000 square feet in Danbury, Connecticut, and 21,000 square feet in Ridgefield, Connecticut.

     The Company owns approximately 1,613,200 square feet and leases approximately 531,000 square feet of space outside the United States that is utilized by the Company's international operating subsidiaries principally as headquarters, administrative and editorial offices and warehouse space. The foregoing properties owned by the Company include 207,000 square feet of space in Swindon, England, in a building owned by the Company on land leased by the Company through 2076.

     The Company believes that its current facilities, together with expansions and upgrading of facilities presently underway or planned, are adequate to meet its present and reasonably foreseeable needs. The Company also believes that adequate space will be available to replace any leased facilities for which the leases expire in the near future.

                               LEGAL PROCEEDINGS


     The Company and its subsidiaries are defendants in various lawsuits and claims arising in the regular course of business. It is management's belief that recoveries, if any, by plaintiffs and claimants would not materially affect the financial position of the Company or its results of operations.

                                   MANAGEMENT

DIRECTORS

     The Board of Directors currently consists of eight members who are elected annually to hold office until the next Annual Meeting or until their successors are duly elected and qualified. The Board of Directors is responsible for the management of the Company's business.

     Set forth below opposite the name and age of each Director are the Director's present positions and offices with the Company, the year in which the Director was first elected a Director of the Company and the Director's principal occupations during the past five years.


                                         POSITIONS AND OFFICES WITH THE COMPANY AND
              NAME AND AGE            PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
-------------------------------  -----------------------------------------------------------
George V. Grune (68)...........  Mr. Grune returned to the Company to serve as Chairman of the Board and Chief Executive Officer on August 11, 1997,
                                 after having previously served as Chairman of the Board of the Company until his retirement in August 1995 and as
                                 Chief Executive Officer until August 1994. Mr. Grune first joined the Company in 1960 and was a member of the Board of
                                 Directors from 1976 to 1995. Mr. Grune has also served as
                                 Chairman of the DeWitt Wallace-Reader's Digest Fund, Inc.
                                 and the Lila Wallace-Reader's Digest Fund, Inc. since July
                                 1987. Mr. Grune is also a director of Avon Products, Inc.,
                                 Bestfoods, The Chase Manhattan Corporation and Federated
                                 Department Stores, Inc.
Melvin R. Laird (75)...........  Mr. Laird has been a member of the Board of Directors of the Company since 1990. He has served as Senior Counsellor for national and international affairs since 1974 and was
                                 elected to the additional position of Vice President in
                                 1989. Mr. Laird joined the Company in 1974. Mr. Laird also serves as a director of IDS Mutual Fund Group.
Lynne V. Cheney (56)...........  Dr. Cheney joined the Board of Directors in 1993. She is an author, lecturer and television commentator with CNN and
                                 has been a senior fellow of the American Enterprise
                                 Institute for Public Policy Research since January 1993.
                                 She served as Chairman of the National Endowment for the
                                 Humanities from May 1986 to January 1993. Dr. Cheney is
                                 also a director of FPL Group, Inc. (parent of Florida Power
                                 & Light Company), IDS Mutual Fund Group, Lockheed-Martin
                                 Corporation and Union Pacific Resources Group, Inc.
M. Christine DeVita (47).......  Ms. DeVita has been a member of the Board of Directors of the Company since 1993. She has been President of the
                                 DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila
                                 Wallace-Reader's Digest Fund, Inc. since June 1989.
James E. Preston (64)..........  Mr. Preston has been a member of the Board of Directors of the Company since 1994. He became Chairman of the Board of
                                 Avon Products, Inc. (beauty and related products) in
                                 January 1989 and has been Chief Executive Officer since
                                 1988, holding the additional position of President from
                                 1988 until November 1993. Mr. Preston also serves on the
                                 boards of directors of Aramark, Inc. and Woolworth
                                 Corporation.

                                         POSITIONS AND OFFICES WITH THE COMPANY AND
              NAME AND AGE            PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
-------------------------------  -----------------------------------------------------------
Robert G. Schwartz (69)........  Mr. Schwartz has been a member of the Board of Directors of the Company since 1989. He retired in April 1993 as
                                 Chairman of the Board, President and Chief Executive
                                 Officer of Metropolitan Life Insurance Company, having
                                 served in that position since September 1989. Mr. Schwartz also serves on the boards of directors of COMSAT
                                 Corporation, Consolidated Edison Co. of New York, Inc.,
                                 Lone Star Industries, Inc., Lowe's Companies, Inc., Mobil
                                 Corporation and Potlatch Corporation.
C.J. Silas (65)................  Mr. Silas has been a member of the Board of Directors of the Company since 1992. He retired in May 1994 as Chairman and Chief Executive Officer of Phillips Petroleum Company,
                                 positions he had held since 1985. Mr. Silas is also a
                                 director of Halliburton Company.
William J. White (59)..........  Mr. White has been a member of the Board of Directors of the Company since 1996. He has been a Professor at the
                                 McCormack School of Engineering and Applied Sciences of
                                 Northwestern University since January 1998. He retired in
                                 December 1997 as Chairman of the Board of Bell & Howell
                                 Company (information access and mail processing systems)
                                 having served in that position since 1990. He also served
                                 as Chief Executive Officer thereof from February 1990 to
                                 March 1997 and as President from February 1990 to February
                                 1995. Mr. White is also a director of Ivex Packaging
                                 Corporation and TJ International, Inc.


EXECUTIVE OFFICERS

     The following paragraphs set forth the name, age and offices with the Company of each present executive officer of the Company, the period during which each executive officer has served as such and each executive officer's business experience during the past five years:


             NAME AND AGE                  POSITIONS AND OFFICES WITH THE COMPANY
-------------------------------  -----------------------------------------------------------
George V. Grune (68)...........  Mr. Grune returned to the Company to serve as Chairman of the Board and Chief Executive Officer on August 11, 1997,
                                 after having previously served as Chairman of the Board of the Company until his retirement in August 1995 and as
                                 Chief Executive Officer until August 1994. Mr. Grune first joined the Company in 1960.
Melvin R. Laird (75)...........  Mr. Laird has been a member of the Board of Directors of the Company since 1990. He has served as Senior Counsellor for national and international affairs since 1974 and was
                                 elected to the additional position of Vice President in
                                 1989. Mr. Laird joined the Company in 1974.
M. John Bohane (62)............  Mr. Bohane has been Senior Vice President of the Company and President, International Operations since September 8,
                                 1997. He first joined the Company in 1964 and served in a
                                 number of executive capacities, including President, Direct
                                 Marketing Group, until leaving the Company in July 1991.
                                 Prior to rejoining the Company, Mr. Bohane served as
                                 President and Chief Executive Officer of Newfield
                                 Publications from April 1994 to July 1995 and as Vice
                                 President of Corporate Database Marketing of Time-Warner,
                                 Inc., from April 1992 to December 1993.

             NAME AND AGE                  POSITIONS AND OFFICES WITH THE COMPANY
-------------------------------  -----------------------------------------------------------
Peter J.C. Davenport (57)......  Mr. Davenport has been Senior Vice President, Global
                                 Marketing of the Company since September 8, 1997. He served as Senior Vice President, Global Direct Marketing from
                                 January 1994 until his retirement in March 1997 and as Vice
                                 President, Global Direct Marketing from September 1991 to
                                 January 1994. Mr. Davenport first joined the Company in
                                 1958.
Richard A. Garvey (49).........  Mr. Garvey has been Senior Vice President, Corporate
                                 Planning and New Business Development since September 8,
                                 1997 and was a Vice President and Group President, Global
                                 Marketing and New Channels of the Company from the time he joined the Company in September 1996. He was previously
                                 Vice President, Marketing of LEGO Systems, Inc. (children's educational and entertainment products).
Marcia M. Lefkowitz (53).......  Ms. Lefkowitz has been a Senior Vice President and
                                 President of Reader's Digest U.S.A. since September 8,
                                 1997. Prior thereto, Ms. Lefkowitz served as the Company's
                                 Senior Consultant for Marketing and Marketing Systems
                                 Projects from November 1995, as Vice President, Marketing,
                                 Reader's Digest U.S.A. from July 1993, Vice President,
                                 Marketing Systems from February 1993 and Vice President,
                                 Global New Business Development prior thereto. Ms.
                                 Lefkowitz joined the Company in 1967.
George S. Scimone (50).........  Mr. Scimone has been Vice President and Chief Financial
                                 Officer of the Company since September 8, 1997. Prior
                                 thereto, he was a Vice President and President, Reader's
                                 Digest U.S.A. from November 1996 and Vice President and
                                 Corporate Controller from September 1995. Prior to joining the Company, Mr. Scimone was Business Chief Financial
                                 Officer, Electrical Distribution and Control of General
                                 Electric Company.
Christopher P. Willcox (51)....  Mr. Willcox has been Senior Vice President and
                                 Editor-in-Chief of Reader's Digest magazine since March
                                 1996. He served as Worldwide Executive Editor from June
                                 1994 to March 1996, Executive Editor, International from
                                 October 1991 to June 1994 and Assistant Managing Editor
                                 from 1990 to 1991. He joined the Company in 1988.


     Pursuant to the By-Laws of the Company, officers serve at the pleasure of the Board of Directors. Officers of the Company are elected annually to serve until their respective successors are elected and qualified.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sales of the shares of Nonvoting Common Stock. All of the shares of Nonvoting Common Stock being offered are beneficially owned by the Selling Stockholders.

                             PRINCIPAL STOCKHOLDERS


     The following table shows, based on information reported to the Company by or on behalf of such persons, the ownership, as of December 31, 1997, of the Company's voting securities by the only persons known to the Company to be the beneficial owners of more than five percent of the Voting Common Stock, the only class of voting securities of the Company outstanding:


                                                          AMOUNT AND NATURE
                                                            OF BENEFICIAL
         NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNERSHIP          PERCENT OF CLASS
------------------------------------------------------  ---------------------    ----------------
DeWitt Wallace-Reader's Digest Fund, Inc..............  7,750,000 shares               35.69%
Two Park Avenue                                         (sole voting and
New York, NY 10016(1)                                   investment power)
Lila Wallace-Reader's Digest Fund, Inc................  7,750,000 shares               35.69%
Two Park Avenue                                         (sole voting and
New York, NY 10016(1)                                   investment power)
State Street Bank and Trust Company,..................  1,716,057 shares                7.90%
as trustee of The Reader's Digest Employees             (shared voting and
Profit-Sharing Plan(2)                                  investment power)

---------------

(1) As of December 31, 1997, the DeWitt Wallace-Reader's Digest Fund, Inc. also owned 6,117,240 shares of Nonvoting Common Stock, which, together with its holding of Voting Common Stock, represented 13.04% of the total outstanding common stock of the Company. The Lila Wallace-Reader's Digest Fund, Inc. also owned 2,439,558 shares of Nonvoting Common Stock, which, together with its holding of Voting Common Stock, represented 9.58% of the total outstanding common stock of the Company.


(2) State Street Bank and Trust Company ("State Street") is trustee of the Trust created by the Trust Agreement amended and restated as of July 1, 1992 between The Reader's Digest Association, Inc. and State Street, as trustee, relating to The Reader's Digest Employees Profit-Sharing Plan (the "Profit-Sharing Plan"). According to the Schedule 13G filed by State Street in such capacity and received by the Company, State Street may be deemed to have shared voting and shared dispositive power over the shares listed, but has disclaimed beneficial ownership of all such shares.

     Each of the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. (collectively, the "Funds") has five members and a board consisting of five directors. Ms. DeVita and Mr. Silas, who are Directors of the Company, and Mr. Grune, who is Chairman of the Board and Chief Executive Officer of the Company, are also members and directors of each of the Funds.


     It has been the Company's objective since fiscal 1990 that the Company's employee benefit plans, including the Profit-Sharing Plan, would hold up to 20% of the Voting Common Stock, or approximately 4% of the equity in Common Stock of the Company, by the end of fiscal 1999. As of December 31, 1997, approximately 7.90% of the outstanding Voting Common Stock is held by the Profit-Sharing Plan, which is the only employee benefit plan that holds such stock.


     In order to avoid the imposition of excise taxes, commencing in the year 2000 the Funds together may not own more than 50% of the voting stock or value of the Company. Accordingly, the Funds must reduce their aggregate holdings of Voting Common Stock to 50% by the year 2000. The Funds presently own approximately 71% of the outstanding Voting Common Stock. The Funds will be required to dispose of between 3-to-4.5 million shares of Voting Common Stock by the year 2000 (depending on the amount of Voting Common Stock outstanding, including the amount held by the Company's employee benefit plans), in order to avoid the imposition of excise taxes. No determination has been made at this time as to the manner in which, or the time during which, further reductions in ownership of Voting Common Stock will be effected. The Funds intend to retain 50% of the Voting Common Stock as long-term investors.

                              SELLING STOCKHOLDERS

     Pursuant to the Contracts (as defined in the Trust Prospectus), a specified number of shares of Nonvoting Common Stock will be required to be delivered to the Trust by the Selling Stockholders listed below (the "Selling Stockholders") upon exchange of the Automatic Common Exchange Securities. The following table sets forth certain information for each Selling Stockholder with respect to (i) such Selling Stockholder's beneficial ownership of the Nonvoting Common Stock as of the date of this Prospectus and (ii) the maximum number of shares of such Selling Stockholder that may be delivered to the Trust pursuant to the applicable Contract (without taking into account the Underwriters' over-allotment option). The Selling Stockholder's beneficial ownership of the Nonvoting Common Stock will not change as a result of the offering of the Automatic Common Exchange Securities unless, until and to the extent, the Selling Stockholders deliver shares of Nonvoting Common Stock to the Trust pursuant to the Contracts.


                                 SHARES OF NONVOTING       % OF SHARES OF NON-      MAXIMUM NUMBER OF SHARES OF
                                    COMMON STOCK           VOTING COMMON STOCK        NONVOTING COMMON STOCK
                                 BENEFICIALLY OWNED        BENEFICIALLY OWNED      DELIVERABLE TO TRUST PURSUANT
     SELLING STOCKHOLDER       AS OF DECEMBER 31, 1997   AS OF DECEMBER 31, 1997            TO CONTRACT
-----------------------------  -----------------------   -----------------------   -----------------------------
Lila Acheson and DeWitt
  Wallace Fund for Lincoln
  Center(1)..................         6,380,759                    7.5                       2,011,312
DeWitt Wallace Fund for
  Macalester College(1)(2)...         5,957,310                    7.0                       2,978,655
Community Funds, Inc.........         3,144,188                    3.7                       1,025,769
Lila Acheson and DeWitt
  Wallace Fund for Hudson
  Highlands(1)(3)............         5,510,657                    6.5                       2,646,902
Lila Acheson Wallace Fund for
  the New York Zoological
  Society(1)(3)..............         2,900,346                    3.4                         914,233
DeWitt Wallace Fund for
  Memorial Sloan-Kettering
  Cancer Center(1)(3)........         2,320,277                    2.7                         731,386


---------------
(1) Mr. Grune, the Chairman of the Board and Chief Executive Officer of the Company, is President, a member and director of the Lila Acheson and DeWitt Wallace Fund for Lincoln Center, the DeWitt Wallace Fund for Macalester College, the Lila Acheson and DeWitt Wallace Fund for the Hudson Highlands, the Lila Acheson Wallace Fund for the New York Zoological Society and the DeWitt Wallace Fund for Memorial Sloan-Kettering Cancer Center.

(2) Mr. Laird, a director, Senior Counsellor for national and international affairs and Vice President of the Company, is a member and director of the DeWitt Wallace Fund for Macalester College.

(3) Ms. DeVita, a director of the Company, is a member and director of the Lila Acheson and DeWitt Wallace Fund for the Hudson Highlands, the Lila Acheson Wallace Fund for the New York Zoological Society and the DeWitt Wallace Fund for Memorial Sloan-Kettering Cancer Center.

     The Company has agreed to indemnify each of the Selling Stockholders, its directors, officers and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are subject to the detailed provisions of the Company's Restated Certificate of Incorporation and By-Laws, do not purport to be complete, and are qualified in their entirety by reference thereto.


     The Company is authorized to issue 200,000,000 shares of Nonvoting Common Stock, par value $0.01 per share, of which 84,733,370 were issued and outstanding as of December 31, 1997, and 25,000,000 shares of Voting Common Stock, par value $0.01 per share, of which 21,716,057 shares were issued and outstanding as of December 31, 1997.


     The Company is also authorized to issue 40,000 shares of Preferred Stock (the "First Preferred Stock"), par value $1.00 per share, 120,000 shares of Second Preferred Stock (the "Second Preferred Stock"), par value $1.00 per share, 230,000 shares of Third Subordinated Preferred Stock (the "Third Preferred Stock"), par value $1.00 per share (the First Preferred Stock, Second Preferred Stock and Third Preferred Stock collectively, the "Preferred Stock") and 25,000,000 shares of Preference Stock, par value $0.01 per share, issuable in series (the "Preference Stock").


     As of December 31, 1997, there were outstanding 29,720 shares of First Preferred Stock, 103,720 shares of Second Preferred Stock and 155,022 shares of Third Preferred Stock. No shares of Preference Stock have been issued.


     The Preference Stock is issuable in series, and the Board of Directors has authority to designate the powers, preferences and rights pertaining to each series, subject to certain limitations relating to voting rights (described below) and convertibility into voting stock of the Company.

     The Preferred Stock is primarily held by various charities and charitable remainder annuity trusts, all of which received their shares, directly or indirectly, by gift or bequest from DeWitt and Lila Wallace.

VOTING RIGHTS

     Holders of Nonvoting Common Stock and Preferred Stock have no voting power for any purpose whatsoever, except as otherwise provided by law. Holders of Voting Common Stock have full voting power for all purposes, except as otherwise required by law and except that the Board of Directors may designate one or more series of Preference Stock, the holders of which may have the right to elect an aggregate of no more than two additional directors in the event of dividend arrearages specified in the designation. The Board of Directors may designate one or more series of Preference Stock with additional voting rights, if the designation is approved by the holders of Voting Common Stock.

DIVIDEND AND LIQUIDATION RIGHTS

     Holders of First Preferred Stock and Second Preferred Stock are entitled to receive an annual dividend of $4.00 per share, and holders of Third Preferred Stock are entitled to receive an annual dividend of $5.00 per share. Holders of all classes of Preferred Stock are entitled to a liquidation preference of $100.00 per share (together with an amount equal to all accrued and unpaid dividends) and are entitled to receive $105.00 per share, together with unpaid, accrued dividends, upon a redemption of shares of Preferred Stock by the Company. Subject to these rights of holders of Preferred Stock, and subject to such rights of holders of Preference Stock that may become outstanding pursuant to designation by the Board of Directors, holders of Nonvoting Common Stock and holders of Voting Common Stock participate equally, on a per share basis, in such dividends as may be declared by the Board of Directors out of funds legally available for that purpose and in distributions of assets upon liquidation or otherwise, except that (i) any dividend or other distribution upon the Common Stock of the Company that is payable in the Common Stock of the Company may be paid only in Nonvoting Common Stock to holders of Nonvoting Common Stock and only in Voting Common Stock to holders of Voting Common Stock and (ii) any dividend or other distribution upon the Common Stock of the Company that is payable in common stock of any subsidiary of the Company may be paid to holders of Voting Common Stock only in common stock of the subsidiary having full voting rights and may be paid to holders of Nonvoting Common Stock only in common stock of the subsidiary having no voting rights other than those prescribed by law. In the case of any split or reverse split of Common Stock, the number of shares of Nonvoting Common Stock and the number of shares of Voting Common Stock must be increased or decreased, as the case may be, in the same proportion, share and share alike.

GENERAL

     No holder of Voting Common Stock or Nonvoting Common Stock has any preemptive right to subscribe for any securities of the Company. All outstanding shares of Voting Common Stock and Nonvoting Common Stock are validly issued, fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     Chase Mellon Shareholder Services, LLC acts as transfer agent and registrar for the Nonvoting Common Stock and the Voting Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Rule 144 under the Securities Act ("Rule 144"), as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company, or who has beneficially owned for at least one (1) year shares which were issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares"), is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of that class of stock or the average weekly trading volume in that class of stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, may sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.


     The Selling Stockholders, the Lila Acheson Wallace Fund for The Metropolitan Museum of Art, the DeWitt Wallace Fund for Colonial Williamsburg and the Funds may be deemed to be affiliates of the Company depending upon a variety of factors, including whether the Selling Stockholders are under common control with the Company. In addition, if these stockholders are deemed to be affiliates of the Company and act in concert in disposing of the Nonvoting Common Stock of the Company, their sales could be aggregated for purposes of determining the number of shares permitted to be sold by them under Rule 144. As of December 31, 1997, the Company had outstanding 84,733,370 shares of Nonvoting Common Stock. Of these shares, 40,236,158 shares are freely tradable by persons without restriction or registration under the Securities Act, 26,213,537 shares are owned by the Selling Stockholders (and will continue to be owned by them after the offering of the Automatic Common Exchange Securities subject to the terms and conditions of the Automatic Common Exchange Securities described in the Trust Prospectus), 6,826,531 shares are owned by the Lila Acheson Wallace Fund for The Metropolitan Museum of Art, 2,900,346 shares are owned by the DeWitt Wallace Fund for Colonial Williamsburg and 8,556,798 shares are owned by the Funds. Any such shares held by affiliates may be sold in accordance with Rule 144.



     Subject to certain exceptions, the Selling Stockholders, the Lila Acheson Wallace Fund for The Metropolitan Museum of Art and the DeWitt Wallace Fund for Colonial Williamsburg have agreed with the Underwriters not to sell any shares of Nonvoting Common Stock, and the Company and the Funds have agreed with the Underwriters not to sell any shares of Nonvoting Common Stock or

Voting Common Stock, in each case for a period of 180 days after the closing of the offering of the Automatic Common Exchange Securities, without the prior written consent of the Underwriters.



     On December 31, 1997, the Company had outstanding 21,716,057 shares of Voting Common Stock. Of these shares, 17,216,057 are held by the Funds and the Profit Sharing Plan and may be sold in accordance with Rule 144.



     As of December 31, 1997, employees of the Company held options to purchase an aggregate of 8,419,059 shares of Nonvoting Common Stock at exercise prices ranging from $20.00 to $55.125 per share.


     No precise predictions can be made as to the effect, if any, that market sales of shares of Voting Common Stock or Nonvoting Common Stock or the availability of shares of Voting Common Stock or Nonvoting Common Stock for sale will have on the market price for the Nonvoting Common Stock. Nevertheless, sales of substantial amounts of Voting Common Stock or Nonvoting Common Stock could adversely affect prevailing market prices for the Nonvoting Common Stock.

                              PLAN OF DISTRIBUTION

     The Automatic Common Exchange Securities will be distributed as described in the Trust Prospectus under the caption "Underwriting." Goldman, Sachs & Co. has from time to time performed investment banking and financial advisory services for the Company, and Lazard Freres & Co. LLC has from time to time acted as financial advisor to the Selling Stockholders and certain related entities.

                                TRUST PROSPECTUS

     The Automatic Common Exchange Securities are being offered pursuant to the Trust Prospectus. This Prospectus relates only to the Nonvoting Common Stock that may be delivered upon exchange of the Automatic Common Exchange Securities. The Company takes no responsibility for any information included in or omitted from the Trust Prospectus. The Trust Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

                             VALIDITY OF SECURITIES

     The validity of the shares of Nonvoting Common Stock being offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York and certain legal matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York. Laraine S. Rothenberg, a member of Fried, Frank, Harris, Shriver & Jacobson, is a member and director of each of the Funds and the Lila Acheson and DeWitt Wallace Fund for Lincoln Center, one of the Selling Stockholders.

                                    EXPERTS

     The financial statements of the Company as of June 30, 1997 and 1996, and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference herein and in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997; (ii) all other reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since June 30, 1997, specifically including the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and the Company's Current Reports on Form 8-K dated July 11, 1997, August 11, 1997, September 8, 1997, October 6, 1997 and November 24, 1997; (iii) the Company's Proxy Statement dated October 27, 1997 relating to the 1997 Annual Meeting of Stockholders held December 12, 1997 with respect to the information required to be included herein by Items 401 (management), 402 (executive compensation) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and the Exchange Act and (iv) the description of the Common Stock contained in the Company's registration statement on Form 8-A filed January 16, 1990.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO C.H.R. DUPREE, ACTING SECRETARY, THE READER'S DIGEST ASSOCIATION, INC., READER'S DIGEST ROAD, PLEASANTVILLE, NEW YORK 10570, TELEPHONE: (914) 238-1000.

=======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Available Information..................    2
Prospectus Summary.....................    3
Recent Developments....................    4
Price Range Of Nonvoting Common Stock
  And Dividend Information.............    9
Capitalization.........................   10
Selected Consolidated Financial
  Information..........................   11
Management's Discussion And Analysis Of
  Financial Condition And Results Of
  Operations...........................   13
Business Of The Company................   24
Properties.............................   31
Legal Proceedings......................   31
Management.............................   32
Use Of Proceeds........................   34
Principal Stockholders.................   35
Selling Stockholders...................   36
Description Of Capital Stock...........   37
Plan Of Distribution...................   39
Trust Prospectus.......................   39
Validity Of Securities.................   39
Experts................................   39
Incorporation Of Certain Documents By
  Reference............................   40


=======================================================
=======================================================

                               10,308,257 SHARES

                              THE READER'S DIGEST

                               ASSOCIATION, INC.

                         CLASS A NONVOTING COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                               ------------------


                                   [L O G O]


                               ------------------

                              GOLDMAN, SACHS & CO.

                            LAZARD FRERES & CO. LLC

=======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses, other than underwriting discounts and commissions, to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement:


        SEC Registration Fee.............................................  $ 80,500
        NASD Filing Fee..................................................     2,300
        Fees and expenses of qualification under state securities laws
          (including legal fees).........................................     5,000
        Printing and engraving expenses..................................    99,500
        Legal fees and expenses..........................................   650,000
        Accounting fees and expenses.....................................    50,000
        Miscellaneous....................................................    20,000
                                                                           --------
                  Total..................................................  $907,300
                                                                           ========


---------------
The Selling Shareholders will bear all of such expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that the Company shall indemnify each officer or director of the Company to the fullest extent permitted by law, subject to the limitations set forth in its By-Laws. The By-Laws provide that the Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of the Company or serves or served at the request of the Company or any other enterprise as a director or officer. Expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. The rights of any person under the By-Laws shall be enforceable against the Company by such person, who shall be presumed to have relied upon them in serving or continuing to serve as a director or officer as provided above. Notwithstanding the foregoing, and except as otherwise provided by law, the Company may not make any payment for indemnification pursuant to the By-Laws to any person to the extent of the amount of such payment that would result in the imposition of an excise tax under Chapter 42 of the Internal Revenue Code of 1986, as amended.

     Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceedings. The Delaware General Corporation Law also provides that Delaware corporations may purchase insurance on behalf of any director, officer, employee or agent.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


EXHIBIT
 NUMBER                                       DESCRIPTION
--------  -----------------------------------------------------------------------------------
   4.1.1  Restated Certificate of Incorporation of The Reader's Digest Association, Inc.
          filed with the State of Delaware on February 7, 1990, filed as Exhibit 3.1.1 to the
          Registrant's Annual Report on Form 10-K for the year ended June 30, 1993, is incorporated herein by reference.
   4.1.2  Certificate of Amendment of the Certificate of Incorporation of The Reader's Digest
          Association, Inc. filed with the State of Delaware on February 22, 1991, filed as
          Exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the year ended
          June 30, 1993, is incorporated herein by reference.
     4.2  Amended and Restated By-Laws of The Reader's Digest Association, Inc., effective
          February 22, 1991, filed as Exhibit 3.2 to the Registrant's Annual Report on Form
          10-K for the year ended June 30, 1993, is incorporated herein by reference.
     4.3  $400,000,000 Competitive Advance and Revolving Credit Facility Agreement dated as of November 12, 1996 between the registrant, the Borrowing Subsidiaries, The Chase
          Manhattan Bank and J.P. Morgan Securities Inc., filed as Exhibit 10.23 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, is incorporated herein by reference.
     4.4  First Amendment dated as of September 17, 1997 to the $400,000,000 Competitive
          Advance and Revolving Credit Facility Agreement dated as of November 12, 1996 among the registrant, the Borrowing Subsidiaries, The Chase Manhattan Bank and J.P.
          Morgan Securities Inc., filed as Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, is incorporated herein by reference.
          Note: Pursuant to the provisions of paragraph (b)(4)(iii) of Item 601 of Regulation
          S-K, the registrant hereby undertakes to furnish to the Commission upon request copies of the instruments pursuant to which it and its subsidiaries hold long-term debt of the registrant, none of which instruments governs indebtedness exceeding
          10% of the total assets of the registrant and its subsidiaries on a consolidated basis.
     5.1  Opinion of Fried, Frank, Harris, Shriver and Jacobson as to the validity of the
          Class A Nonvoting Common Stock being registered.
    23.1  Consent of KPMG Peat Marwick LLP.
    23.2  Consent of Fried, Frank, Harris, Shriver and Jacobson (included in Exhibit 5.1).
    24.1  Power of Attorney (included in the signature pages of the initial Registration
          Statement)

     (b) Financial Statement Schedules.

     Schedule II: Valuations and Qualifying Accounts

     All other financial statement schedules relating to the Registrant are omitted because they are not required or because the required information, if material, is contained in the consolidated financial statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Pleasantville, New York on January 28, 1998.


                                          THE READER'S DIGEST ASSOCIATION, INC.


                                          By:     /s/ GEORGE V. GRUNE*


                                            ------------------------------------
                                            Name: George V. Grune
                                            Title:  Chairman of the Board and
                                                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date first above indicated:



                  Signature                                         Title
---------------------------------------------   ----------------------------------------------
            /s/  GEORGE V. GRUNE*               Chairman of the Board and Chief Executive
---------------------------------------------   Officer and Director (Principal Executive
               George V. Grune                  Officer)

           /s/  GEORGE S. SCIMONE*              Vice President and Chief Financial Officer
---------------------------------------------   (Principal Financial Officer)
              George S. Scimone
             /s/  AYESHA ZAFAR*                 Vice President and Corporate Controller
---------------------------------------------   (Controller)
                Ayesha Zafar

            /s/  LYNNE V. CHENEY*               Director
---------------------------------------------
               Lynne V. Cheney

          /s/  M. CHRISTINE DEVITA*             Director
---------------------------------------------
             M. Christine DeVita

            /s/  MELVIN R. LAIRD*               Director
---------------------------------------------
               Melvin R. Laird

           /s/  JAMES E. PRESTON*               Director
---------------------------------------------
              James E. Preston

          /s/  ROBERT G. SCHWARTZ*              Director
---------------------------------------------
             Robert G. Schwartz

              /s/  C.J. SILAS*                  Director
---------------------------------------------
                 C.J. Silas

           /s/  WILLIAM J. WHITE*               Director
---------------------------------------------
              William J. White

        *By: /s/ CLIFFORD H.R. DUPREE           January 28, 1998
---------------------------------------------
            Clifford H.R. DuPree,
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                                       DESCRIPTION
--------  -----------------------------------------------------------------------------------
  4.1.1   Restated Certificate of Incorporation of The Reader's Digest Association, Inc.
          filed with the State of Delaware on February 7, 1990, filed as Exhibit 3.1.1 to the
          Registrant's Annual Report on Form 10-K for the year ended June 30, 1993, is incorporated herein by reference.
  4.1.2   Certificate of Amendment of the Certificate of Incorporation of The Reader's Digest
          Association, Inc. filed with the State of Delaware on February 22, 1991, filed as
          Exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the year ended
          June 30, 1993, is incorporated herein by reference.
  4.2     Amended and Restated By-Laws of The Reader's Digest Association, Inc., effective
          February 22, 1991, filed as Exhibit 3.2 to the Registrant's Annual Report on Form
          10-K for the year ended June 30, 1993, is incorporated herein by reference.
  4.3     $400,000,000 Competitive Advance and Revolving Credit Facility Agreement dated as of November 12, 1996 between the registrant, the Borrowing Subsidiaries, The Chase
          Manhattan Bank and J.P. Morgan Securities Inc., filed as Exhibit 10.23 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, is incorporated herein by reference.
  4.4     First Amendment dated as of September 17, 1997 to the $400,000,000 Competitive
          Advance and Revolving Credit Facility Agreement dated as of November 12, 1996 among the registrant, the Borrowing Subsidiaries, The Chase Manhattan Bank and J.P.
          Morgan Securities Inc., filed as Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, is incorporated herein by reference.
          Note: Pursuant to the provisions of paragraph (b)(4)(iii) of Item 601 of Regulation
          S-K, the registrant hereby undertakes to furnish to the Commission upon request copies of the instruments pursuant to which it and its subsidiaries hold long-term debt of the registrant, none of which instruments governs indebtedness exceeding
          10% of the total assets of the registrant and its subsidiaries on a consolidated basis.
  5.1     Opinion of Fried, Frank, Harris, Shriver and Jacobson as to the validity of the
          Class A Nonvoting Common Stock being registered.
 23.1     Consent of KPMG Peat Marwick LLP.
 23.2     Consent of Fried, Frank, Harris, Shriver and Jacobson (included in Exhibit 5.1).
 24.1     Power of Attorney (included in the signature pages of the initial Registration
          Statement)